Exhibit 2.1

EQUITY PURCHASE AGREEMENT

by and among

DIGI INTERNATIONAL INC.,

SCHECHTER TECH LLC (d/b/a TEMPALERT, LLC),

ALL OF THE EQUITYHOLDERS OF SCHECHTER TECH LLC (d/b/a TEMPALERT, LLC)

HARRY SCHECHTER, AS THE SELLER REPRESENTATIVE

AND

SCHECHTER TECH HOLDCO, LLC

Dated as of October 20, 2017

i

ii

Schedule A	List of Option Holders

Exhibit A	Form of Option Conversion Notice
Exhibit B	Calculation of Net Working Capital
Exhibit C	Form of Non-Compete Agreement
Exhibit D	Form of Escrow Agreement

iii

EQUITY PURCHASE AGREEMENT

THIS EQUITY PURCHASE AGREEMENT (this “Agreement”) is entered into as of October 20, 2017, by and among Digi International Inc., a Minnesota corporation (“Buyer”), Schechter Tech LLC (d/b/a TempAlert, LLC), a Delaware limited liability company (the “TempAlert”), the equityholders of the Company set forth on the signature pages hereto (each a “Seller” and collectively, the “Sellers”), Harry Schechter, in his capacity as the Seller Representative pursuant to Section 2.8 (the “Seller Representative”) and Schechter Tech Holdco, LLC, a Delaware limited liability company (“HoldCo”).

RECITALS

WHEREAS, Schedule A to this Agreement lists all of the Options and the holders of such Options as of immediately prior to Closing (each an “Option Holder” and collectively, the “Option Holders”);

WHEREAS, as of the Closing Date, each Option Holder will have (i) received an Option Conversion Notice in substantially the form attached as Exhibit A hereto (collectively, the “Option Conversion Notices”), pursuant to which, immediately prior to and effective upon the Restructuring, such Option Holder will have been informed of the conversion of its Options into an interest of HoldCo and/or (ii) had its Options cancelled by the Company, in each case in accordance with the terms of the Option Plan (defined herein) and the applicable option agreement between the Company and each Option Holder; and

WHEREAS, as a result of the foregoing, as of the Closing Date, no Option Holder will have the right to acquire an equity interest in TempAlert or NewCo;

WHEREAS, the Sellers collectively own one hundred percent (100%) of the issued and outstanding equity interests of TempAlert (the “TempAlert Units”);

WHEREAS, prior to the Closing, the Company and the Sellers will complete all of the steps in the Restructuring such that HoldCo will own all of the equity interests of NewCo issued pursuant to the limited liability company agreement of NewCo (the “NewCo Units”) and no Person will have any right to purchase or otherwise acquire any equity interests in NewCo (other than Buyer’s rights pursuant to this Agreement) and the Sellers will own all of the issued and outstanding equity interests of HoldCo as of immediately prior to the Closing; and

WHEREAS, the Sellers desire to cause HoldCo to sell to Buyer, and Buyer desires to purchase from HoldCo, the NewCo Units, on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing, the representations, warranties, covenants and agreements set forth in this Agreement, and other good and valuable consideration, the adequacy and receipt of which is hereby acknowledged, the parties hereby agree as follows:

Article I

DEFINITIONS

Section 1.1 Certain Definitions.

For purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires, the following terms, when used in this Agreement and the Exhibits, Schedules, and other documents delivered in connection herewith, have the meanings assigned to them in this Section 1.1.

“Action” means any action, claim, complaint, investigation, petition, suit, legal proceedings, mediation, order, arbitration, inquiry or request for information, whether civil or criminal, in Law or in equity by or before any Governmental Entity or tribunal.

“Affiliate” means, with regard to any specified Person, a Person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person. A Person shall be deemed to control another Person if such first Person possesses, directly or indirectly, the power to direct, or cause the direction of, the management and policies of such other Person, whether through the ownership of voting securities, by Contract or otherwise.

“Aggregate Purchase Price” means an amount equal to (a) $45,000,000, plus (b) any Earn-Out Amount actually paid to Sellers, if any.

“Business Day” means any day other than a Saturday, a Sunday or any other day on which commercial banks in Minneapolis, Minnesota are required to be closed or are closed generally.

“Buyer Fundamental Representations” means the representations and warranties of Buyer set forth in Section 5.1 (Corporate Authorization; Enforceability), Section 5.2 (Consents and Approvals; No Violations) and Section 5.4 (Finders’ or Advisors’ Fees).

“Closing Cash” means the aggregate cash balance of the Company as of immediately prior to the Closing, including all cash, commercial paper, certificates of deposit and other bank deposits, treasury bills, all other cash equivalents in its accounts, calculated in accordance with GAAP on a basis consistent with the accounting practices and procedures used to prepare the Year-End Financial Statements, insofar as such practices are in accordance with GAAP (including appropriate closing adjustments as if the Closing were at a fiscal year-end); provided, that Closing Cash shall be reduced by the amount of all outstanding checks on draft of the Company that are issued or outstanding at such time, but only to the extent not counted as a current liability in the calculation of Net Working Capital.

“Closing Indebtedness” means the aggregate amount of Indebtedness, determined as of immediately prior to the Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” means (a) with respect to the period prior to the consummation of the Restructuring Transactions, TempAlert and (b) with respect to the period following consummation of the Restructuring Transactions, NewCo.

“Company Business” means the business of the Company as currently conducted (without taking into account the transactions contemplated hereby).

“Company Disclosure Schedule” means the Schedules which are attached hereto and delivered by the Sellers to Buyer concurrently with the execution and delivery of this Agreement.

“Company Fundamental Representations” means the representations and warranties of the Company and the Sellers set forth in Section 3.1 (Organization and Qualification), 3.2 (Authorization; Enforceability), Section 3.4 (Capital Structure), 3.25 (Finders’ or Advisors’ Fees), Section 4.1 (Units), Section 4.2 (Organization; Authorization; Enforceability), and Section 4.5 (Finders’ or Advisors’ Fees).

“Confidentiality Agreement” means that certain Confidentiality Agreement by and between Buyer and the Company.

“Continuing Employees” means employees of the Company who continue employment with Buyer or any of its Affiliates after the Closing.

“Contract” means any contract, agreement, arrangement, commitment, indenture, lease, purchase order or license, whether written or oral.

“DOL” means the United States Department of Labor.

“Effective Time” means immediately prior to the consummation of the Restructuring Transactions.

“Encumbrance” means any claim, charge, lease, covenant, easement, encumbrance, pledge, security interest, lien, option, pledge, right of others, mortgage, deed of trust, hypothecation, conditional sale or restriction (whether on voting, sale, transfer, disposition or otherwise), whether imposed by Contract, understanding or Law.

“Environmental, Health and Safety Laws” means any Law and Order or agreement with a Governmental Entity (a) relating to protection, remediation or restoration of the environment or natural resources, or relating to human health or safety or (b) concerning the presence of, Release or threatened Release or, or exposure to or the storage, treatment, management, generation, recycling, reclamation, transportation, use, reuse or disposal of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Amount” means the aggregate amount equal to the sum of the Indemnity Escrow Amount and the Adjustment Escrow Amount.

“Estimated Adjusted Purchase Price” means an amount equal to (a) $45,000,000, plus or minus (b) the Estimated NWC Adjustment, plus (c) the Estimated Closing Cash, minus (d) the Estimated Closing Indebtedness, minus (e) the Estimated Transaction Expenses, minus (f) the Estimated Taxes Payable, minus (g) the Escrow Amount, and minus (h) the Seller Representative Amount.

“Final Adjusted Purchase Price” means an amount equal to (a) $45,000,000, plus or minus (b) the Final NWC Adjustment, plus (c) the Final Closing Cash, minus (d) the Final Closing Indebtedness, minus (e) the Final Transaction Expenses, minus (f) the Taxes Payable, minus (g) the Escrow Amount, and minus (h) the Seller Representative Amount.

“GAAP” means generally accepted accounting principles in the United States, as in effect from time to time, consistently applied.

“Governmental Entity” means any federal, national, state, territorial, commonwealth, foreign, provincial, local or other government or any governmental, regulatory, self-regulatory or administrative authority, agency, bureau, board, commission, court, judicial or arbitral body, department, political subdivision, tribunal or other instrumentality thereof.

“Hazardous Materials” means (a) hazardous materials, hazardous substances, extremely hazardous substances, hazardous wastes, infectious wastes, acute hazardous wastes, toxic substances, contaminants or pollutants, as those terms are defined by the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., and any other Environmental Laws; (bi) petroleum, including crude oil or any fraction thereof; (c) any radioactive material, including any source, special nuclear, or by product material as defined in 42 U.S.C. § 2011 et seq.; (d) asbestos in any form or condition; and (e) any substance that contains polychlorinated biphenyls.

“Indebtedness” means, as of any date, without duplication, the outstanding principal amount of, accrued and unpaid interest on, and other outstanding payment obligations arising under any obligations of the Company consisting of: (a) indebtedness for borrowed money, whether current, short-term or long-term and whether secured or unsecured, or for the deferred purchase price of property or services (including any “earn-out” or similar payments but excluding accounts payables incurred in the ordinary course of business that are not past due), and any related accrued interest, fees and prepayment penalties; (b) indebtedness evidenced by any note, bond, debenture or other debt security, and any related accrued interest, fees and prepayment penalties; (c) any indebtedness referred to in clauses (a) and (b) above of any Person that is either guaranteed (including under any “keep well” or similar arrangement) by, or secured by any Encumbrance upon any property or asset owned by, the Company, in each case, as of such date; (d) deferred rent liabilities recorded in accordance with GAAP; (e) any liability in respect of banker’s acceptances or letters of credit (but, in each case, only to the extent and in the amount drawn); (f) any liability under interest rate swap, hedging or similar agreements; (g) deposits payable or deferred revenue for which cash has been received by the Company; (h) all obligations under leases which are recorded in accordance with GAAP as capital leases in respect of which the Company is liable as lessee; (i) any accounts payable that are past due as of the Closing Date; (j) a prorated portion of bonuses payable to employees of the Company for fiscal year 2017; and (k) any bonuses owed to employees or members of the Company that have been accrued but not paid as of the Closing Date (including any one-time payments owed to employees pursuant to the terms of an employment agreement but excluding such bonuses set forth in clause (j)). For the avoidance of doubt, “Indebtedness” shall not include: (i) any liabilities taken into account in the calculation of Net Working Capital included in the Estimated Schedule or Final Calculations; or (ii) any amounts included in the Transaction Expenses.

“Intellectual Property” means any and all of the following: (a) rights in patents and patent applications, patentable inventions, and improvements whether or not patentable; (b) trademarks, service marks, trade dress, trade names, logos, corporate names and any other designators of origin; (c) registered copyrights and applications for registrations of copyrights and unregistered copyrightable works, including software; (d) trade secrets, other confidential information or know-how, including such rights in software; (e) uniform resource locators, domain names and social media account names or identifiers; (f) rights of privacy or publicity; and (g) all other intellectual and related proprietary rights, whether protected, created or arising by operation of Law.

“IRS” means the United States Internal Revenue Service.

“Key Employees” means the employees of the Company set forth on Schedule 1.1(a).

“Knowledge of the Company” means the actual knowledge of each of Harry Schechter, Jeremy Macdonald, Enda Bloomer, Dan Bachiochi, Pavan Pant and Greg Carter.

“Law” means any federal, state, local or foreign law, statute, code or ordinance, common law or any rule, regulation, interpretation, guidelines, directives, instructions, bulletins, manuals, standard, judgment, order, writ, injunction, ruling, decree, arbitration award, agency requirement, license or permit of any Governmental Entity.

“Liability” or “Liabilities” means any debt, liability or obligation of any kind or nature whatsoever, whether direct or indirect, asserted or unasserted, matured or unmatured, absolute or contingent, known or unknown, accrued or unaccrued, liquidated or unliquidated, whether or not foreseeable, and whether due or become due, whenever arising and regardless of when asserted, and, in each case, including all costs and expenses relating thereto.

“LLC Agreement” means the Third Amended and Restated Limited Liability Company Agreement of the Company, dated April 27, 2015, by and among the Company, Harry Schechter, as the Manager, and the Sellers, as amended by the amendment dated January 1, 2016.

“Material Adverse Effect” means any change or event that, individually or in the aggregate, (a) has had, or may reasonably be expected to have, a material adverse effect on the business, results of operations, financial condition or prospects of the Company, or (b) would prevent or materially delay or impair the ability of the Company or the Sellers to perform their obligations under this Agreement or consummate the transactions contemplated hereby, other than, as to either clause (a) or (b), any change or event resulting from, relating to or arising out of: (i) general economic conditions in any of the markets or geographical areas in which the

Company operates; (ii) any change in the financial, credit, banking, currency or capital markets in general (whether in the United States or any other country or in any international market); (iii) acts of God or other calamities, or the occurrence of any military or terrorist attack; or (iv) changes in Law or the interpretations thereof or in GAAP, unless in the case of (i), (ii), (iii), and (iv) above where the same has a materially disproportionate effect on Company, as a whole, as compared to other Persons.

“Net Working Capital” means the sum of (a) a positive amount equal to the current assets of the Company and (b) a negative amount equal to the current liabilities of the Company, in the case of each of (a) and (b), as calculated in accordance with GAAP, determined as of immediately prior to the Closing and on a basis consistent with the accounting practices and procedures used to prepare the Year-End Financial Statements, insofar as such practices are in accordance with GAAP (including appropriate closing adjustments as if the Closing were at a fiscal year-end). However, for purposes of calculating Net Working Capital, current assets and current liabilities shall exclude (i) Closing Cash, (ii) Indebtedness, (iii) Transaction Expenses, (iv) intercompany balances, and (v) any current or deferred Tax assets or liabilities (including Taxes Payable and any Tax receivables). Attached as Exhibit B is an illustrative calculation of Net Working Capital assuming the Closing Date was October 17, 2017.

“Non-Compete Agreements” means the non-competition agreements substantially in the form of Exhibit C to be entered into with each of Harry Schechter and Jeremy Macdonald effective upon the Closing.

“NWC Adjustment” means a positive or negative amount equal to the Net Working Capital minus the Target Net Working Capital.

“Off-the-Shelf Software” means software generally publicly available for an annual or one-time license fee of no more than $5,000 in the aggregate; provided, that Off-the-Shelf Software shall exclude any software that is integrated into any product sold or offered by the Company.

“Open Source Materials” means, software or other materials that are distributed as “free software” (as defined by the Free Software Foundation), “open source software” (meaning software distributed under any license approved by the Open Source Initiative as set forth at www.opensource.org) or under a similar licensing or distribution model.

“Option” means each outstanding option to purchase TempAlert Units issued pursuant to the Option Plan, whether or not vested, which such option, immediately prior to and effective upon the Restructuring, has either been converted into interests in HoldCo or cancelled, in each instance in accordance with the Option Plan and each option agreement between the Company and an Option Holder, such that the Option Holder no longer has any right to acquire TempAlert Units or NewCo Units.

“Option Plan” means the Second Amended and Restated 2008 Unit Purchase Option Plan of the Company, as amended by the amendment dated January 1, 2016.

“Order” means any judgment, order, award, decree, consent, writ, or injunction of any Governmental Entity, any conciliation agreement, settlement agreement, market conduct or financial examination report or corrective action plan with any Governmental Entity.

“Payoff Letters” means the payoff letters from each of the holders of Closing Indebtedness, indicating in each such payoff letter that, upon payment of a specified amount, the amount of such Closing Indebtedness owed or owing to such holder of Closing Indebtedness shall be fully paid and discharged, with no further obligations or liabilities of the Company in respect thereof, and that all Encumbrances in respect of such Closing Indebtedness shall be released upon payment of the amount set forth in such Payoff Letter.

“Permits” means all permits, registrations, licenses, franchises, certificates, approvals, authorizations, testing, grants, orders, agreements and consents required to be obtained from Governmental Entities.

“Permitted Encumbrances” means (a) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other like liens which have arisen in the ordinary course and securing obligations incurred prior to the Closing Date that are not delinquent and that will be paid and discharged in the ordinary course of business, (b) Encumbrances imposed or promulgated by Laws with respect to real property and improvements, including zoning regulations, that, singularly or in the aggregate, will not interfere with the ownership, use or operation of such real property, (c) Encumbrances for Taxes that are not yet due and payable, and (d) Encumbrances set forth on Schedule 1.1(b) of the Company Disclosure Schedule.

“Person” means an association, a corporation, an individual, a partnership, a limited liability company, a trust, or any other entity or organization, including a Governmental Entity.

“Privacy and Security Laws” means federal or state statutes or regulations addressing the use, disclosure, storage, maintenance, transmission, encryption, access to, or privacy or security of, personally identifiable information.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, migrating, dumping or disposing into surface water, groundwater, land surface or subsurface strata or ambient air (including the abandonment or discarding of barrels, containers and other closed receptacles containing any hazardous substance or pollutant or contaminant).

“Seller Representative Amount” means an amount equal to $10,000 to be held by the Seller Representative for and on behalf of the Sellers in accordance with the terms of this Agreement and the Seller Representative Agreement.

“Straddle Period” means a taxable period beginning before and ending after the Closing Date.

“Subsidiaries” means with respect to any Person, any corporation, partnership, limited liability company, association or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (irrespective of whether, at the time, stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a partnership, limited liability company, association or other business entity, either (i) a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof, or (ii) such Person is a general partner, managing member or managing director of such partnership, limited liability company, association or other entity.

“Target Net Working Capital” means $1,615,118.08.

“Tax” means any foreign, federal, state, county, or local income, sales and use, excise, franchise, real and personal property, gross receipt, capital stock, production, business and occupation, disability, employment, payroll, severance, or withholding tax or other tax, duty, fee, assessment or charge of any kind whatsoever imposed by any taxing authority, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, whether disputed or not and including any obligation to indemnify or otherwise assume or succeed to the tax liability of any other Person, and including any interest or penalties related thereto.

“Tax Return” means all returns and reports (including elections, declarations, disclosures, attachments, schedules, estimates, information returns, and amended returns and reports) required to be filed with or sent to a taxing authority relating to Taxes.

“Taxes Payable” means the aggregate amount of all Taxes imposed by any Governmental Entity that are payable by the Company with respect to any taxable year or taxable period or portion thereof ending on or prior to the Closing Date that remain unpaid as of the Closing, including, but not limited to, any Taxes imposed in connection with any transaction bonuses or other amounts payable by the Company to any employee or service provider as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby, and without reduction for any Tax assets, receivables, refunds or benefits of the Company, as described on the Estimated Schedule required under Section 2.4(a)(i) and itemized pursuant to Section 6.9(a).

“Transaction Documents” means: (a) this Agreement, (b) the Non-Compete Agreements, (c) the Escrow Agreement, and (d) each other agreement, instrument or document entered into or required to be delivered in connection with the transactions contemplated hereby.

“Transaction Expenses” means, to the extent not paid prior to the Closing, all fees and expenses of the Company incurred in connection with the negotiation, preparation and execution of this Agreement and the transactions contemplated hereby, including (a) the fees and expenses of each of (i) Dentons US LLP and Gesmer Updegrove LLP, as legal counsels to the Company, (ii) Enda Bloomer, as Interim Chief Financial Officer to the Company, (iii) Katz Nannis + Solomon, PC, as certified public accountants to the Company, (b) any transaction bonuses or other amounts earned (including forgiveness of interest) by, or payable by the Company to, at or prior to the Closing, any employee of the Company or any other Person as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby, and (c) a prorated portion of bonuses payable to employees of the Company for fiscal year 2017.

“Transfer Taxes” means any sales, use, stock transfer, real property transfer, real property gains, transfer, stamp, registration, documentary, recording or similar Taxes together with any interest thereon, penalties, fines, fees, additions to Tax or additional amounts with respect thereto incurred in connection with the transactions contemplated hereby.

“Unit Distribution Percentage” means, in the case of Harry Schechter, 71.1% and, in the case of Jeremy Macdonald, 28.9%.

“WARN Act” means the United States Worker Adjustment and Retraining Notification Act and any similar Law.

The following terms are not defined above but are defined in the sections of this Agreement indicated below:

Term	Section
2018 Earn-Out Period	Section 2.7(a)
2019 Earn-Out Period	Section 2.7(a)
Acquisition Transaction	Section 6.7(a)
Adjustment Escrow Amount	Section 2.4(b)(v)
Adjustment Escrow Fund	Section 2.4(b)(v)
Agreement	Preamble
Balance Sheet Date	Section 3.6(a)
Basket Amount	Section 9.3(a)(i)
Buyer	Preamble
Buyer Indemnified Parties	Section 9.2(a)
Buyer Notice	Section 6.6(e)
Cap	Section 9.3(b)(i)
Claim	Section 9.4(a)
Claim Notice	Section 9.4(a)
Closing	Section 2.1
Closing Date	Section 2.1
Company Employees	Section 3.12(a)
Company Intellectual Property	Section 3.15(b)
Company Leases	Section 3.16(a)
Digi Smart Solutions	Section 2.7(a)
Earn-Out Amount	Section 2.7(a)
Earn-Out Objection Notice	Section 2.7(c)(ii)
Earn-Out Period	Section 2.7(a)
Earn-Out Statement	Section 2.7(c)(i)
Employee Plans	Section 3.11(a)
Employees	Section 3.11(a)

Term	Section
Employment Agreements	Section 3.12(b)
ERISA Affiliate	Section 3.11(a)
Escrow Agent	Section 2.4(b)(iv)
Escrow Agreement	Section 2.4(b)(iv)
Estimated Balance Sheet	Section 2.4(a)(i)
Estimated Closing Cash	Section 2.4(a)(i)
Estimated Closing Indebtedness	Section 2.4(a)(i)
Estimated NWC	Section 2.4(a)(i)
Estimated NWC Adjustment	Section 2.4(a)(i)
Estimated Schedule	Section 2.4(a)(i)
Estimated Taxes Payable	Section 2.4(a)(i)
Estimated Transaction Expenses	Section 2.4(a)(i)
Exchange Act	Section 3.4(d)
Final Balance Sheet	Section 2.6(a)
Final Calculations	Section 2.6(a)
Final Closing Cash	Section 2.6(a)
Final Closing Indebtedness	Section 2.6(a)
Final NWC	Section 2.6(a)
Final NWC Adjustment	Section 2.6(a)
Final Transaction Expenses	Section 2.6(a)
Financial Statements	Section 3.6(a)
HoldCo	Preamble
Indemnified Parties	Section 9.3(c)
Indemnifying Parties	Section 9.3(c)(ii)
Indemnity Escrow Amount	Section 2.4(b)(iv)

Indemnity Escrow Fund	Section 2.4(b)(iv)
Independent Accountant	Section 2.6(c)
IT Assets	Section 3.15(i)
Losses	Section 9.2(a)
Material Contracts	Section 3.14(a)
Material Customers	Section 3.21
Material Suppliers	Section 3.21
NewCo	Section 6.12
NewCo Units	Recitals
Objection Notice	Section 2.6(b)
Option Conversion Notices	Recitals
Option Holders	Recitals
Organizational Documents	Section 3.1(b)
Outside Date	Section 8.1(b)
Owned Intellectual Property	Section 3.15(c)
Post-Closing Adjustment Amount	Section 2.6(a)
Pre-Closing Tax Contest	Section 6.9(e)
Purchase Price Allocation	Section 6.9(b)

Release Date	Section 9.6(b)
Releasee	Section 6.10
Releasees	Section 6.10
Releasing Parties	Section 6.10
Restraints	Section 7.1(c)
Restructuring	Section 6.12
Revenue	Section 2.7(a)
S Corporation Election	Section 3.13(j)
Seller Indemnified Parties	Section 9.2(b)
Seller Representative	Preamble
Sellers	Preamble
SOL Representations	Section 9.1
Straddle Returns	Section 6.9(d)
Surviving Claims	Section 9.1
TempAlert	Preamble
TempAlert Units	Recitals
Third Party Notice	Section 9.4(b)(i)
Year-End Financial Statements	Section 3.6

Article II

PURCHASE AND SALE OF UNITS

Section 2.1 Closing. Subject to the conditions set forth herein, the transactions contemplated by this Agreement shall be consummated (the “Closing”) at the offices of Dorsey & Whitney LLP, Suite 1500, 50 South Sixth Street, Minneapolis, Minnesota 55402, no later than two (2) Business Days after the last of the conditions to Closing set forth in Article VII have been satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date), or at such other time and place, or in such manner, as the parties mutually agree in writing. Such date is herein referred to as the “Closing Date.” The Closing shall be effective as of 12:01 a.m. Central Time on the Closing Date.

Section 2.2 Sale and Transfer of Units. Upon and subject to the terms and conditions contained in this Agreement, each Seller hereby agrees at the Closing to cause HoldCo to sell, assign, transfer, convey and deliver to Buyer, and Buyer hereby agrees to purchase from HoldCo all of the NewCo Units (including any and all legal and economic rights related thereto) in exchange for such Seller’s share of (a) the Estimated Adjusted Purchase Price paid to HoldCo pursuant to and in accordance with Section 2.4, (b) if applicable, a payment in cash, without interest, to be made to HoldCo following the determination of the Final Adjusted Purchase Price pursuant to and in accordance with Section 2.6, (c) if applicable, distributions to HoldCo from the Adjustment Escrow Fund, the Seller Representative Amount, or the Indemnity Escrow Fund pursuant to and in accordance with Section 2.6(d), Section 2.8(c) or Section 9.6, respectively, and the Escrow Agreement and Seller Representative Agreement, and (d) if applicable, any Earn-Out Amount paid to HoldCo.

Section 2.3 Consideration. The aggregate consideration to be paid by Buyer to HoldCo for the NewCo Units shall be an amount in cash equal to (a) $45,000,000, plus or minus (b) the NWC Adjustment, plus (c) the Closing Cash, minus (d) the Closing Indebtedness, minus (e) the Taxes Payable, minus (f) the Transaction Expenses, minus (g) any portion of the Escrow Amount not paid to Holdco pursuant to Section 2.6(d) or Section 9.6, if any, minus (h) any portion of the Seller Representative Amount not paid to Holdco pursuant to Section 2.8(c), and plus (i) any Earn-Out Amount paid to Holdco, if any.

Section 2.4 Payments at Closing.

(a) Preparation of Estimates.

(i) Prior to the Closing, the Company shall prepare and deliver to Buyer (A) an estimated balance sheet for the Company as of immediately prior to the Closing (the “Estimated Balance Sheet”), (B) a schedule (the “Estimated Schedule”) which sets forth, in reasonable detail, (I) a good faith estimate of the Net Working Capital (the “Estimated NWC”) and the NWC Adjustment based on the foregoing (the “Estimated NWC Adjustment”), (II) a good faith estimate of the Closing Cash (the “Estimated Closing Cash”), (III) a good faith estimate of the Closing Indebtedness (the “Estimated Closing Indebtedness”), (IV) a good faith estimate of the Transaction Expenses (the “Estimated Transaction Expenses”), (V) a good faith estimate of Taxes Payable (the “Estimated Taxes Payable”), and (VI) the amount and calculation of the Estimated Adjusted Purchase Price and, (C) a certificate executed by the Interim Chief Financial Officer of the Company certifying the accuracy and completeness of each of the foregoing and the preparation thereof in accordance with Section 2.6(e).

(ii) The Company shall provide a reasonable level of supporting documentation for the Estimated Schedule and Estimated Balance Sheet and any additional information reasonably requested by Buyer related thereto.

(b) Payments. At the Closing, Buyer shall:

(i) pay (or cause to be paid), by wire transfer of immediately available funds, to HoldCo the Estimated Adjusted Purchase Price;

(ii) pay (or cause to be paid) the Estimated Transaction Expenses by wire transfer of immediately available funds to such account or accounts specified in the Estimated Schedules;

(iii) pay (or cause to be paid), by wire transfer of immediately available funds, the Estimated Closing Indebtedness in accordance with the Payoff Letters provided by the Company with respect to such Estimated Closing Indebtedness in accordance with Section 6.11;

(iv) deposit (or cause to be deposited) an amount equal to $4,500,000 (the “Indemnity Escrow Amount” and, together with any interest and other income thereon, the “Indemnity Escrow Fund”) with U.S. Bank National Association (the “Escrow Agent”) to be held in escrow by the Escrow Agent as security for the Sellers’ obligations under Article IX of this Agreement in accordance with the terms of the escrow agreement among Buyer, the Seller Representative and the Escrow Agent in the form of Exhibit D attached hereto (the “Escrow Agreement”);

(v) deposit (or cause to be deposited) an amount equal to $500,000 (the “Adjustment Escrow Amount” and, together with any interest and other income thereon, the “Adjustment Escrow Fund”) with the Escrow Agent to be held in a separate account by the Escrow Agent as security for the Sellers’ obligations under Section 2.6 of this Agreement in accordance with the terms of the Escrow Agreement; and

(vi) pay (or cause to be paid) to the Seller Representative the Seller Representative Amount in accordance with Section 2.8(c) of this Agreement to be held by the Seller Representative for use by the Seller Representative, in its sole and absolute discretion, for the purposes and in the manner identified in Section 2.8(a) of this Agreement.

Upon payment by Buyer of the amounts described in Section 2.4(b)(i)-(vi) above, Buyer shall be deemed, for all purposes, to have satisfied in full the obligations of Buyer to pay any amount due pursuant to this Agreement, other than any amounts that may be due pursuant to Section 2.6(d) or Article IX, if any, and Buyer shall have no further obligation to any Person for such payments or otherwise in respect of the transactions contemplated hereby, including the purchase of the NewCo Units.

Section 2.5 Closing Deliveries.

(a) Deliveries by the Company and Sellers. At the Closing, the Company and the Sellers shall deliver, or cause to be delivered, to Buyer:

(i) good standing certificates (or equivalent document) for the Company and NewCo from the Secretary of State (or equivalent Governmental Entity) of the jurisdiction of such entity’s organization and by the Secretary of State (or equivalent Governmental Entity) of all other jurisdictions where each such entity is qualified to do business as a foreign entity, in each case, dated within five (5) days prior to the Closing;

(ii) a certificate, dated as of the Effective Time, of the Secretary or corollary executive officer of TempAlert certifying that TempAlert has previously made available to Buyer a complete and correct copy of all of the TempAlert’s Organizational Documents, as amended to date, and that attached thereto is a complete and correct copy of resolutions adopted by the Manager of TempAlert and the Sellers authorizing the execution, delivery and performance of this Agreement and the other Transaction Documents to which the TempAlert is a party and the consummation of the transactions contemplated hereunder and thereunder, and that such Organizational Documents, resolutions, approvals and consents have not been amended or modified in any respect and remain in full force and effect as of the Effective Time;

(iii) (A) a certificate, dated as of the Closing Date, of the Secretary or corollary executive officer of NewCo as of the Effective Time certifying that NewCo has previously made available to Buyer a complete and correct copy of all of NewCo’s Organizational Documents, as amended to date, and that attached thereto is a complete and correct copy of resolutions adopted by the Manager of NewCo authorizing the consummation of the transactions contemplated hereunder and thereunder, and that such Organizational Documents, resolutions, approvals and consents have not been amended or modified in any respect and remain in full force and effect as of the Closing Date; and (B) a certificate, dated as of the Closing Date, of the Secretary or corollary executive officer of HoldCo certifying that HoldCo has previously made available to Buyer a complete and correct copy of all of HoldCo’s Organizational Documents, as amended to date, and that attached thereto is a complete and correct copy of resolutions adopted by the Manager of HoldCo authorizing the execution, delivery and performance of this Agreement and the other Transaction Documents to which HoldCo is a party and the consummation of the transactions contemplated hereunder and thereunder, and that such Organizational Documents, resolutions, approvals and consents have not been amended or modified in any respect and remain in full force and effect as of the Closing Date;

(iv) evidence, in form and substance reasonably satisfactory to Buyer, of the release of all Encumbrances on the assets and equity of the Company, other than Permitted Encumbrances and Encumbrances referenced in the Payoff Letter(s) from the applicable creditor evidencing the aggregate amount of Closing Indebtedness outstanding as of the Closing Date (including any interest accrued thereon and any prepayment or similar penalties and expenses associated with the payment of such Closing Indebtedness on the Closing Date) and an agreement that, if such aggregate amount so identified is paid in accordance with such payoff letters on the Closing Date, such Closing Indebtedness shall be repaid in full and that all Encumbrances shall be released;

(v) a certificate signed by the Manager of the Company, dated as of the Closing Date, stating that the conditions set forth in Section 7.1(a) and Section 7.1(b) have been satisfied;

(vi) a certificate or certificates in compliance with Treasury Regulations Section 1.1445-2 and in form and substance reasonably satisfactory to Buyer, certifying that the transactions contemplated by this Agreement are exempt from withholding under Section 1445 of the Code;

(vii) duly executed documents of transfer and assignment sufficient to transfer record title and full beneficial ownership of the NewCo Units from HoldCo to Buyer free and clear of all Encumbrances;

(viii) written resignations and releases, in form and substance reasonably acceptable to Buyer, from each of the directors and officers of the Company;

(ix) an executed estoppel certificate and consent, in form and substance acceptable to Buyer, from the applicable landlord under each Company Lease;

(x) a copy of the Escrow Agreement, duly executed by the Company and the Seller Representative;

(xi) copies of each Non-Compete Agreement, duly executed by the applicable Seller; and

(xii) such other documents and instruments as may be reasonably requested by Buyer.

(b) Deliveries by Buyer. At the Closing, Buyer shall deliver (or cause to be delivered) to the Sellers:

(i) a copy of the Escrow Agreement, duly executed by Buyer;

(ii) a certificate, dated as of the Closing Date, of the Secretary or corollary executive officer of the Buyer certifying that resolutions were adopted by Board of Directors of Buyer authorizing the execution, delivery and performance of this Agreement and the other Transaction Documents to which Buyer is a party and the consummation of the transactions contemplated hereunder and thereunder, and that such Organizational Documents, resolutions, approvals and consents have not been amended or modified in any respect and remain in full force and effect as of the Closing Date; and

(iii) a certificate of Buyer signed by an officer of Buyer, dated as of the Closing Date, stating that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

Section 2.6 Purchase Price Adjustment.

(a) Post-Closing Adjustment. Buyer shall prepare and deliver to the Seller Representative, within ninety (90) days following the Closing Date, (i) a balance sheet for the Company as of immediately prior to the Closing (the “Final Balance Sheet”), (ii) a schedule setting forth Buyer’s calculation of (A)(I) the Net Working Capital (the “Final NWC”) and the NWC Adjustment based on the foregoing (the “Final NWC Adjustment”), (II) the Closing Cash (the “Final Closing Cash”), (III) the Closing Indebtedness (the “Final Closing Indebtedness”), (IV) the Transaction Expenses (the “Final Transaction Expenses”), and (V) the amount and calculation of the Final Adjusted Purchase Price, and (B) the amount, if any, by which the Final Adjusted Purchase Price so determined is greater than or less than the Estimated Adjusted Purchase Price (such positive or negative amount, the “Post-Closing Adjustment Amount”). The Final NWC, the Final NWC Adjustment, the Final Closing Cash, the Final Closing Indebtedness, the Final Transaction Expenses, the Final Adjusted Purchase Price and the Post-Closing Adjustment Amount (collectively, the “Final Calculations”) shall be prepared in accordance with Section 2.6(e).

(b) Objection Notice. On or prior to the thirtieth (30th) day following Buyer’s delivery of the Final Calculations, the Seller Representative may give Buyer written notice stating the Sellers’ objections (an “Objection Notice”) to the Final Calculations. Such Objection Notice shall specify in reasonable detail the amount of any objection and the basis therefor. During such 30-day period, the Seller Representative shall have reasonable access to the Company’s books and records and personnel and accountants as necessary for purposes of verifying the Final Calculations. Any determination set forth in the Final Calculations that is not objected to in an Objection Notice shall be deemed acceptable and shall be final and binding upon Buyer and the Sellers upon delivery of the Objection Notice. If the Seller Representative does not give Buyer an Objection Notice within such 30-day period, then the Final Calculations shall be conclusive and binding upon Buyer and the Seller Representative and the Final Calculations shall constitute the Final Calculations for purposes of Section 2.6(d) below.

(c) Independent Accountant. Following Buyer’s receipt of any Objection Notice, the Seller Representative and Buyer shall attempt to negotiate in good faith to resolve such dispute. In the event that the Seller Representative and Buyer fail to agree on all of the Seller Representative’s proposed adjustments set forth in the Objection Notice within thirty (30) days after Buyer receives the Objection Notice, the Seller Representative and Buyer agree that KPMG LLP or, if such Person is unable or unwilling to act as the Independent Accountant hereunder, such other nationally recognized accounting firm that is mutually acceptable to Buyer and the Seller Representative and is willing to serve in such capacity hereunder (the “Independent Accountant”), shall, if and when requested to do so by either Buyer or the Seller Representative in writing to the Independent Accountant with concurrent notice to the other party, make the final determination of the Final Calculations in accordance with the terms of this Agreement. Buyer and the Seller Representative each shall provide the Independent Accountant with their respective determinations of the Final Calculations and such other written submissions, presentations and supporting material as each of Buyer and the Seller Representative deems necessary and appropriate. The Independent Accountant shall make a determination of the Final Calculations as soon as practicable after its engagement, and such determination shall be final and binding on the Sellers and Buyer and shall be within the range proposed by Buyer and the Seller Representative in the Final Calculations and the Objection Notice. The scope of the disputes to be resolved by the Independent Accountant shall be limited to whether such calculation was done in accordance with the terms hereof, the accounting methods and procedures used to prepare the Final Calculations, and whether there were mathematical errors in the calculation of any of the Final Calculations, and the Independent Accountant shall not to make any other determination. The Independent Accountant shall make its determination based solely on written submissions, presentations and supporting material provided by Buyer and the Seller Representative and not pursuant to any independent review. The Independent Accountant shall act as an expert, not an arbitrator. The fees, costs and expenses of the Independent Accountant shall be allocated between Buyer, on the one hand, and the Sellers, on the other hand, based upon the percentage of the aggregate dollar value of the items set forth in the Objection Notice not awarded to Buyer and the Seller Representative, respectively, bears to the amount actually contested by such party. For example, if the Seller Representative claims that the appropriate adjustments are $1,000 greater than the amount determined by Buyer and if the Independent Accountant ultimately resolves such items by awarding to the Seller Representative $300 of the $1,000 contested, then the fees, costs and expenses of the Independent Accountant will be allocated 30% (i.e., 300 ÷ 1,000) to Buyer and 70% (i.e., 700 ÷ 1,000) to the Seller Representative. During the review by the Independent Accountant, Buyer, the Seller Representative and their respective representatives shall make available to the Independent Accountant interviews with such individuals and such information, books and records and work papers as may be reasonably required by the Independent Accountant to fulfill its obligations under this Section 2.6(c). The Independent Accountant’s determination of the Final Calculations shall be treated as compromise and settlement negotiations for purposes of Rule 408 of the Federal Rules of Evidence and comparable state rules of evidence, and all negotiations, submissions to the Independent Accountant, and presentations under this Section 2.6(c) shall be treated as confidential information. The Independent Accountant shall be bound by a mutually agreeable confidentiality agreement. The decision rendered pursuant to this Section 2.6(c) may be filed as a judgment in any court of competent jurisdiction. Either party may seek specific enforcement or take other necessary legal action to enforce any decision under this Section 2.6(c). The other party’s only defense to such a request for specific enforcement or other legal action shall be fraud by or upon the Independent Accountant. Absent such fraud, such other party shall reimburse the party seeking enforcement for all of its expenses related to the enforcement of the Independent Accountant’s determination.

(d) Payment of Adjusted Amounts.

(i) If the Post-Closing Adjustment Amount is negative, then (A) Buyer and the Seller Representative shall instruct the Escrow Agent to (A) release to Buyer from the Adjustment Escrow Fund an amount equal to the Post-Closing Adjustment Amount and (B) release to HoldCo any remaining portion of the Adjustment Escrow Fund (including any accrued interest thereon); provided, that, if the Adjustment Escrow Fund is insufficient, then Buyer may recover the amount of the deficiency from the Sellers individually, severally and not jointly (pro rata in accordance with the Unit Distribution Percentage of each Seller).

(ii) If the Post-Closing Adjustment Amount is positive, then (A) Buyer shall pay (or cause to be paid) an aggregate amount equal to the Post-Closing Adjustment Amount to HoldCo, and (B) Buyer and the Seller Representative shall instruct the Escrow Agent to release to HoldCo the Adjustment Escrow Fund (including any accrued interest thereon).

(iii) All payments made pursuant to this Section 2.6 shall be treated by all parties hereto for Tax purposes as adjustments to the Closing Payment.

(iv) Except as otherwise provided herein, any payment of the Post-Closing Adjustment Amount shall be due (x) within five (5) Business Days of acceptance of the Final Calculations or (y) if there are amounts disputed pursuant to an Objective Notice, then within five (5) Business Days of the resolution described in Section 2.6(c) above.

(e) Calculation Methodology. The parties hereto agree that no amount shall be (or is intended to be) included, in whole or in part (either as an increase or a reduction), more than once in the calculation of the Final Calculations or any other calculated amount pursuant to this Agreement. All of the amounts set forth on the Estimated Schedule and the Final Calculations (and the individual elements thereof, as applicable) shall be determined, and the Estimated Balance Sheet and the Final Balance Sheet shall (i) be prepared in accordance with GAAP and the definitions included in this Agreement (with the terms in the Agreement taking precedence if they are not in accordance with GAAP) and the example set forth on Exhibit B, (ii) be prepared with the same rigor as if such accounts were being prepared as of a fiscal year-end, and (iii) not include any “purchase accounting” or other adjustment arising out of the consummation of the transactions contemplated by this Agreement.

Section 2.7 Earn-Out Payment.

(a) For purposes of this Section 2.7, the following terms shall have the following meanings:

(i) “2018 Earn-Out Period” means the period beginning January 1, 2017 and ending December 31, 2018, notwithstanding the fact that the Closing Date occurred during such period.

(ii) “2019 Earn-Out Period” means the period beginning January 1, 2019 and ending December 31, 2019.

(iii) “Digi Smart Solutions” means the Buyer’s “Solutions” business reporting segment.

(iv) “Earn-Out Amount” means the amount of additional consideration payable to HoldCo for distribution to the Sellers and the Option Holders for each Earn-Out Period in accordance with this Section 2.7. In no event shall the aggregate Earn-Out Amounts exceed $75,000,000.

(v) “Earn-Out Period” means the 2018 Earn-Out Period or the 2019 Earn-Out Period, as applicable.

(vi) “Revenue” means the amount equal to the aggregate revenue recognized by Digi Smart Solutions and reported as revenues of Digi Smart Solutions in the Management’s Discussion and Analysis of Financial Condition and Result of Operations section of Buyer’s annual and quarterly reports, calculated in accordance with GAAP; provided, however, that Revenue shall not include any revenue attributable to products or services attributable to businesses or assets acquired by the Buyer or any of its Subsidiaries after the Closing Date.

(b) The Earn-Out Amount for each Earn-Out Period, if any, shall be determined as follows:

(i) in the event that the Revenue for the 2018 Earn-Out Period is greater than $75,762,000, the Earn-Out Amount shall be equal to (1) the excess of such Revenue over $75,762,000, multiplied by (2) 0.64; provided, that, in no event shall the Earn-Out Amount for the 2018 Earn-Out Period exceed $35,000,000; and

(ii) in the event that the Revenue for the 2019 Earn-Out Period is greater than $66,025,750, the Earn-Out Amount shall be equal to (1) the excess of such Revenue over $66,025,750, multiplied by (2) 0.50, less (3) any portion of the Earn-Out Amount, if any, for the 2018 Earn-Out Period that is in excess of $25,000,000; provided, that, in no event shall the Earn-Out Amount for the 2019 Earn-Out Period exceed $45,000,000.

(c) The Earn-Out Amount shall be calculated and agreed upon by the parties as follows:

(i) Within sixty (60) days after the expiration of an Earn-Out Period, Buyer shall prepare and deliver to the Seller Representative a statement setting forth the amount and calculation of the (A) Revenue, as applicable, for such Earn-Out Period and (B) the Earn-Out Amount, if any, payable to HoldCo for such Earn-Out Period (the “Earn-Out Statement”), together with reasonable supporting documentation used to prepare or calculate the foregoing.

(ii) On or prior to the thirtieth (30th) day following Buyer’s delivery of the Earn-Out Statement, the Seller Representative may give Buyer written notice stating the Seller Representative’s objections (an “Earn-Out Objection Notice”) to any of the calculations included in the Earn-Out Statement. Such Earn-Out Objection Notice shall specify in reasonable detail the amount of any objection and the basis therefor. During such 30-day period, the Seller Representative shall have reasonable access to the Company’s books and records and personnel and accountants as necessary for purposes of verifying the calculations included in the Earn-Out Statement. Any determination set forth in such calculation that is not objected to in the Earn-Out Objection Notice shall be deemed acceptable and shall be final and binding upon Buyer, HoldCo, the Sellers and the Option Holders upon delivery of the Earn-Out Objection Notice. If the Seller Representative does not give Buyer an Earn-Out Objection Notice within such 30-day period, then the calculations set forth in the Earn-Out Statement shall be conclusive and binding upon Buyer and the Seller Representative and the Earn-Out Amount if any, shall be deemed to be final and conclusive. If the Seller Representative timely delivers an Earn-Out Objection Notice, then such dispute shall be resolved fully, finally and exclusively in accordance with the procedures set forth in Section 2.6(c).

(iii) Within five (5) Business Days after the Earn-Out Amount, if any, is finally determined in accordance with this Section 2.7(c), Buyer will pay such Earn-Out Amount to HoldCo;

(d) Buyer and the Seller Representative hereby agree to hold meetings on a quarterly basis (or such other times as mutually agreed) to discuss progress toward achieving the Revenue milestones set forth in Section 2.7(b) and providing the budgeted expenditures and resources set forth in Schedule 2.7(f).

(e) The Earn-Out Amount shall represent only a contingent right to receive a cash payment from Buyer, subject to the terms set forth herein. The Earn-Out Amount shall not possess any attributes of capital stock and shall not entitle HoldCo, any Seller or any Option Holder to any rights of any kind other than as specifically set forth herein. The right to receive a portion of the Earn-Out Amount distributed to HoldCo is personal to each Seller and each Option Holder and is and shall remain nontransferable for any reason other than by operation of Law or by will or the Laws of descent and distribution. Any attempted assignment, pledge, hypothecation, transfer or other disposition of the right to receive an Earn-Out Amount distributed to HoldCo by any Seller or Option Holder (other than as set forth in the preceding sentence) shall be null and void.

(f) The Company and the Sellers acknowledge that, after the Closing, (i) the Company will be a wholly owned Subsidiary of Buyer and, as a consequence, Buyer will exercise direct control over the governance and financial control of the Company and indirect control over the Company’s day to day business operations in the same manner as Buyer customarily exercises over the business operations of its various product and service offerings, including the product and service offerings of Digi Smart Solutions, (ii) there can be no assurance that any Earn-Out Amount will be received, and (iii) Buyer owes no fiduciary duty, express or implied, to HoldCo, the Sellers or Option Holders, such as an implied duty of good faith and fair dealing, in the exercise of its control over Digi Smart Solutions, its direct control over the governance and financial control of the Company and the indirect control over the

Company’s day to day business operations but, rather, the parties intend the express provisions of this Agreement to govern their contractual relationship with respect to the Earn-Out Amount. Notwithstanding the foregoing, during the Earn-Out Period, Buyer agrees and covenants that Buyer shall (X) exercise its control over Digi Smart Solutions and its indirect control over the Company’s day to day business operations taking into consideration the operational and budgetary forecasts and guidelines set forth in Schedule 2.7(f); (Y) will respond to reasonable requests of the Seller Representative to provide the personnel and other resources set forth in Schedule 2.7(f) while taking into account performance against the forecasts and guidelines set forth in Schedule 2.7(f); and (Z) not take any actions in bad faith in its exercise of indirect control over the Company’s business operations which are intentionally undertaken with the express purpose of, and have the actual effect of, reducing the Earn-Out Amount.

Section 2.8 Seller Representative.

(a) Each Seller and HoldCo, by virtue of such Seller’s and HoldCo’s execution of this Agreement, hereby irrevocably appoint the Seller Representative, and the Seller Representative hereby accepts such appointment, as agent and attorney-in-fact for each Seller and HoldCo, with full power and authority in the name of and for and on behalf of each such Seller and HoldCo, to serve as the Seller Representative under this Agreement, the other Transaction Documents and any other agreements contemplated hereby or thereby and to exercise the power and authority to act on behalf of, and in the name of, HoldCo or such Seller with respect to all matters relating to this Agreement, the other Transaction Documents or such other agreements, and the transactions contemplated hereunder or thereunder (including the execution and delivery of the Escrow Agreement on behalf of the Sellers and HoldCo). Without limiting the generality of the foregoing, the Seller Representative is hereby granted the power and authority by each Seller and HoldCo to (i) negotiate and enter into amendments to this Agreement, the other Transaction Documents and any other agreements contemplated hereby or thereby for itself (in his capacity as the Seller Representative) and on behalf of such Seller and HoldCo; (ii) act on each Seller’s and HoldCo’s behalf in any dispute, litigation, or arbitration involving Article IX or the other provisions of this Agreement, the other Transaction Documents or such other agreements or any document delivered to the Seller Representative in such capacity pursuant hereto or thereto; (iii) object to any Claims by the Buyer or the Buyer Indemnitees against the Escrow Fund; (iv) acquire insurance with respect of any potential Claims made by an Indemnified Party; (v) employ and obtain the advice of legal counsel, accountants and other professional advisors as the Seller Representative, in his sole discretion, deems necessary or advisable in the performance of his duties as the Seller Representative and to rely on their advice and counsel; (vi) incur expenses, including fees of brokers, attorneys and accountants as the Seller Representative, in his sole discretion, deems advisable in the performance of his duties as the Seller Representative; (vii) authorize the release of the Seller Representative Amount or the Escrow Amount or otherwise control the Seller Representative Amount; and (viii) to do or refrain from doing all such further acts and things, and execute all such documents, as the Seller Representative shall deem necessary or appropriate in connection with the transactions contemplated hereby.

(b) The Seller Representative shall not be liable to any Seller or HoldCo for any act done or omitted hereunder in connection with the acceptance, performance, or administration of his duties hereunder, except with respect to his own willful fraud or bad faith, and for this purpose any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of the absence of willful fraud and bad faith. The Sellers and HoldCo shall jointly and severally indemnify the Seller Representative (in his capacity as such) and hold him harmless against any loss, liability, or expense incurred by him (other than as a direct result of his own willful fraud or bad faith) on his part arising out of or in connection with the acceptance, performance, or administration of his duties hereunder.

(c) At the Closing, Buyer shall deliver the Seller Representative Amount to a non-interest bearing bank account designated by the Seller Representative. The Seller Representative Amount shall be controlled solely by the Seller Representative and the Seller Representative shall use the Seller Representative Amount solely to pay the costs and expenses, if any, incurred by the Seller Representative in the performance of its obligations as the Seller Representative hereunder, including initiating, defending or resolving any claims for indemnification by the Indemnified Parties pursuant to Article IX and determining the Final Calculations.

(d) Buyer is entitled to rely conclusively (without further evidence of any kind whatsoever) (i) upon any document executed or purported to be executed on behalf of any Seller or HoldCo by the Seller Representative as fully binding upon the Sellers and HoldCo, and (ii) upon any other decision, act, consent or instruction on behalf of any Seller or HoldCo by the Seller Representative as being the decision, act, consent or instruction of all Sellers and HoldCo. Buyer is hereby relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Seller Representative.

Section 2.9 Withholding. Each of Buyer and the Company shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amounts as it is required to deduct and withhold under the Code and the Treasury Regulations promulgated thereunder or any other provision of applicable Tax Law. To the extent that amounts are so withheld by Buyer or the Company, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Persons in respect of which such deduction and withholding was made.

Article III

REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

Except as set forth on the Company Disclosure Schedule, the Company and the Sellers hereby represent and warrant to Buyer as follows:

Section 3.1 Organization and Qualification.

(a) The Company is duly organized, validly existing and, to the extent such concept is recognized, in good standing under the Laws of the jurisdiction of its organization and each has the requisite power and authority and any necessary Permits to own, operate and lease the properties that each purports to own, operate or lease and to carry on its business as it is being conducted and is presently proposed to be conducted. The Company is duly qualified or licensed to do business, and, to the extent such concept is recognized, in good standing in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification or licensure necessary, except for such failures to be so qualified, licensed or in good standing that have not had, or could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Section 3.1(a) of the Company Disclosure Schedule sets forth each jurisdiction in which the Company is so qualified or licensed and in good standing.

(b) The Company has made available to Buyer complete and correct copies of the certificate of formation, operating agreement or any such similar organizational documents, as applicable, including all amendments thereto, each as may be amended from time to time (collectively, the “Organizational Documents”) of the Company.

Section 3.2 Authorization; Enforceability.

(a) The Company has the requisite limited liability company power, and authority to enter into this Agreement and the other Transaction Documents to which it is, or is specified to be, a party, and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and the other Transaction Documents to which the Company is, or is specified to be, a party, and the performance by the Company of its obligations hereunder and thereunder have been duly authorized by all necessary action on the part of the Company and the Sellers and no other corporate action or other action on the part of the Company or the Sellers is necessary to authorize the execution and delivery of this Agreement and the other Transaction Documents to which it is, or is specified to be, a party or to perform its obligations hereunder and thereunder.

(b) This Agreement has been duly executed and delivered by the Company and (assuming due authorization, execution and delivery of this Agreement by Buyer) constitutes, and each of the other Transaction Documents to which the Company is, or is specified to be, a party, when executed and delivered (assuming due authorization, execution and delivery by each of the other parties thereto) will constitute, a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Law now or hereafter in effect relating to or affecting the rights and remedies of creditors generally and subject to general principles of equity (whether considered in a proceeding at Law or in equity).

Section 3.3 Consents and Authorizations; No Violations.

(a) The execution and delivery of this Agreement by the Company does not, and the execution and delivery of the other Transaction Documents to which the Company is, or is specified to be, a party, will not, and the consummation of the transactions contemplated by this Agreement and the other Transaction Documents to which the Company is, or is specified to be, a party, and compliance with the provisions of this Agreement and the other Transaction Documents to which the Company is, or is specified to be, a party, will not result in (i) any violation or breach of or default (with or without notice or lapse of time, or both) under the Organizational Documents of the Company, (ii) any violation or breach of or default, or give rise to any right of termination, amendment, cancellation or acceleration of any obligation or the loss of any material benefit, or the creation of any Encumbrance (with or without notice or lapse of time, or both) under any term or provision of any material Contract to which the Company is a party or any of their respective properties or other assets is subject, or (iii) assuming compliance with the matters referred to in Section 3.3(b) below, any violation of Law applicable to the Company, other than, in the case of clause (ii), as set forth in Section 3.3(a) of the Company Disclosure Schedule.

(b) No filing or registration with, notification to, or authorization, consent or approval of, any third party, including any Governmental Entity, is required to be obtained or made by or with respect to the Company in connection with the execution and delivery of this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby by the Company or the performance by the Company of its obligations hereunder or thereunder, except as set forth in Section 3.3(b) of the Company Disclosure Schedule.

Section 3.4 Capital Structure.

(a) As of the date hereof and as of the Effective Time: (i) Section 3.4(a) of the Company Disclosure Schedule sets forth the authorized equity of the Company and the beneficial and record ownership of the issued and outstanding equity of the Company (including all options to purchase equity of the Company and the exercise price of each option), and (ii) all of the outstanding equity of the Company (A) is fully paid and nonassessable, (B) has been duly authorized and validly issued, (C) has not been issued in violation of any preemptive rights, rights of first refusal or similar rights of any Person, and (D) was offered, sold, issued and delivered in compliance with applicable federal and state securities Laws.

(b) As of Closing Date, the NewCo Units, (i) shall be fully paid and nonassessable, (ii) shall have been duly authorized and validly issued, (iii) shall not have been issued in violation of any preemptive rights, rights of first refusal or similar rights of any Person, and (iv) shall have been offered, sold, issued and delivered in compliance with applicable federal and state securities Laws.

(c) Except as set forth in Section 3.4(a) of the Company Disclosure Schedule (as of the date hereof and the Effective Time), and except for the NewCo Units held by HoldCo (as of the Closing Date), the Company does not have any other authorized, issued or outstanding: (i) capital stock, equity securities or securities containing any equity features, (ii) agreements, options, warrants, calls or other arrangements or rights to purchase any equity interests of the Company, (iii) securities convertible into or exchangeable for any equity interests of the Company, (iv) phantom stock rights, stock appreciation rights, restricted stock awards, or other stock or equity-based awards or rights relating to or valued by reference to the equity of the Company, (v) other commitments of any kind for the issuance of additional equity interests or options, warrants or other securities of the Company, (vi) outstanding contractual obligations (contingent or otherwise) of the Company to repurchase, redeem or otherwise acquire any shares or other equity interests in the Company, to make any payments based on the market price or value of shares or other equity interests of the Company or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any other entity, or (vii) other equity securities or securities containing any equity features of the Company.

(d) Except as set forth in Section 3.4(d) of the Company Disclosure Schedule, there are no registration rights agreements, equityholder agreements, voting trusts or other agreements or understandings to which the Company or any of the Sellers is a party or by which it or any of them is bound relating to the voting, disposition, purchase or issuance of any equity of the Company.

(e) Except as set forth in Section 3.4(e) of the Company Disclosure Schedule, the Company has not registered shares or any other equity interests under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”), nor has the Company registered itself under the Exchange Act.

Section 3.5 Company Subsidiaries. The Company (a) does not have any Subsidiaries, (b) does not own, directly or indirectly, any shares of capital stock or other equity rights, or securities or interests convertible into or exchangeable for capital stock or equity rights, in any other entity, and (c) is not a party to any partnership or joint venture agreement.

Section 3.6 Financial Statements.

(a) The Company has made available to Buyer the (i) audited balance sheet for the Company as of December 31, 2016 (the “Balance Sheet Date”), and the related audited statements of income, members’ deficit and cash flow for the Company, including, in each case, any notes and schedules thereto (the “Year-End Financial Statements”) and (ii) the balance sheets for the Company as of September 30, 2017, and the related statements of income, members’ deficit and cash flows for the nine (9)-month period then ended for the Company, including, in each case, any notes thereto (collectively with the Year-End Financial Statements, the “Financial Statements”). Except as otherwise noted in the Financial Statements or as set forth in Section 3.6(a) of the Company Disclosure Schedule, the Financial Statements (x) were prepared in accordance with GAAP applied on a consistent basis for the periods involved, and (y) present fairly, in all material respects, the financial condition of the Company as of the dates thereof and the results of their operations for the periods then ended. The Financial Statements have been prepared from, and are in accordance with, the books and records of the Company, which books and records are complete and correct in all material respects and have been regularly kept and maintained in accordance with the Company’s normal and customary practices.

(b) Except as otherwise set forth in Section 3.6(b) of the Company Disclosure Schedule, the Company does not have any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting of the Company that could reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information.

(c) Since December 31, 2010, no complaints or concerns from any source regarding accounting, internal accounting controls, auditing or similar matters relating to the Company have been received by the Company or any of it directors or officers. No attorney representing the Company, whether or not employed by the Company, has reported evidence of a breach of fiduciary duty or violation of anti-corruption Laws or securities Laws or similar violation by the Company or any of its officers, directors, employees or agents to any directors, managers, officers or other designated personnel.

(d) Section 3.6(d) of the Company Disclosure Schedule sets forth a full and complete list of all bank accounts and safe deposit boxes of the Company, the number of each such account or box, and the names of the Persons authorized to draw on such accounts or to access such boxes. All cash in such accounts is held in demand deposits and is not subject to any restriction as to withdrawal.

Section 3.7 Undisclosed Liabilities. The Company does not have any Liabilities that would be required to be disclosed on financial statements in accordance with GAAP or, to the Knowledge of the Company, any other Liabilities, except, in each case, (a) those which are adequately reflected or reserved against in the Financial Statements as of the Balance Sheet Date, (b) those which have been incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date (to the extent such liabilities are set forth in the Estimated Balance Sheet and, when finalized in accordance with Section 2.6, the Final Balance Sheet), (c) liabilities disclosed in Section 3.7 of the Company Disclosure Schedule, and (d) the Transaction Expenses.

Section 3.8 Absence of Certain Changes. Except for the matters contemplated by this Agreement, the other Transaction Documents or as set forth in Section 3.8 of the Company Disclosure Schedule, since the Balance Sheet Date (a) the Company has conducted its business in the ordinary course consistent with past practice, (b) there has not occurred material adverse change in the Company’s relationships with any supplier, or customer, (c) a Material Adverse Effect has not occurred, and (d) the Company has not:

(i) engaged in any material transaction or entered into any material agreement (including with any employee) outside the ordinary course of business consistent with past practice;

(ii) suffered any material loss, damage, destruction or other casualty to any of its assets or properties (whether or not covered by insurance);

(iii) authorized or effected any change in the Company Organizational Documents;

(iv) acquired, redeemed, issued, sold, subjected to any Encumbrance or otherwise dispose of any of its capital stock or any options, warrants or other similar rights, agreements or commitments of any kind to purchase any securities convertible into or exchangeable for any shares of capital stock;

(v) paid any dividend or other distribution payable in cash, stock, property or otherwise with respect to its equity or other securities;

(vi) (A) issued any note, bond, or other debt security or created, incurred, assumed, pre-paid or guaranteed any indebtedness for borrowed money or capitalized lease obligation, in each case, outside the ordinary course, (B) failed to pay or discharge any material Indebtedness when due in accordance with its terms or (C) changed the capital structure of the Company (other than as a result of the exercise of vested options or warrants outstanding as of the Balance Sheet Date);

(vii) voluntarily incurred or assumed any material liability;

(viii) sold, transferred, leased, licensed, pledged, disposed of or encumbered any material assets or properties of the Company, except as required pursuant to Contracts disclosed in the Company Disclosure Schedule;

(ix) accelerated, beyond the normal collection cycle, the collection of accounts receivable;

(x) made, accelerated or deferred any capital expenditures other than any such expenditures as are necessary to prevent the destruction, removal, wasting, deterioration or impairment of its assets;

(xi) (A) concluded or agreed to any corrective action plans, consents, decrees, actions or orders, or (B) cancelled, compromised or settled any claim that is related to or affects the Company, or waive or release any rights of the Company;

(xii) except in the ordinary course consistent with past practice, as required to maintain qualification pursuant to the Code or as required by Law or by the terms of any Employee Plan, (A) adopted, entered into, materially amended, or terminated any Employee Plan, trust, fund or other arrangement for the benefit or welfare of any director, officer or employee, or (B) made or forgiven any loan or advance to any director, manager, officer or employee (excluding advances of normal business expenses in the ordinary course of business consistent with past practice), except as may be required by Law;

(xiii) granted or agreed to grant any severance or termination pay policies or any increase in the wages, salary, bonus or other compensation, remuneration or benefits of any employee, manager, director, officer or independent contractor of the Company, except as required under applicable Law, existing Employee Plans or in the ordinary course consistent with past practice;

(xiv) (A) made any payment to or for the benefit of any employee, officer, director, manager or the Seller or any entity in which any of such persons owns any beneficial interest (other than any publicly held corporation whose stock is traded on a national securities exchange or in the over-the-counter market and less than 1% of the stock of which is beneficially owned by any of such persons), except for the payment of salary or other employment related compensation or payments to consultants and advisors retained prior to Balance Sheet Date, in each case in the ordinary course of business consistent with past practice, or (B) made or obligated itself to make any payment to or for the benefit of any Person in contemplation of the change in control of the Company;

(xv) cancelled or terminated any insurance policies or cause any of the coverage thereby to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies providing, to the extent reasonably available, coverage equal to or greater than the coverage under the canceled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(xvi) waived any rights of material value or taken any actions with respect to collection practices that would result in any material losses or material adverse changes in collections, whether or not in the ordinary course of business;

(xvii) made charitable contributions or pledges which in the aggregate exceed $5,000;

(xviii) acquired (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or collection of assets constituting all or substantially all of a business or business unit or entered into any joint venture or partnership;

(xix) made or changed any material election in respect of Taxes, amended, modified or otherwise changed any filed income or other material Tax Return, adopted or requested permission of any taxing authority to change any accounting method in respect of Taxes, entered into any closing agreement in respect of Taxes, settled any material claim or assessment in respect of Taxes, or consented to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes or in respect to any Tax attribute that would give rise to any claim or assessment of Taxes (other than in connection with filing an extension to file a Tax Return in the ordinary course of business);

(xx) modified, amended, permitted to lapse or terminated any Material Contract other than in the ordinary course of business;

(xxi) made any change in the accounting principles or methods affecting the financial position or results of operations of the Company, except insofar as may have been required by a change in GAAP or applicable Law; or

(xxii) agreed or otherwise committed in writing to take any of the actions prohibited by the foregoing clauses (i) through (xxi).

Section 3.9 Legal Proceedings. Except as set forth in Section 3.9 of the Company Disclosure Schedule, there are no Actions pending, or, to the Knowledge of the Company, threatened against or otherwise affecting or involving the Company or any of its respective properties or rights, or against any of their respective officers, directors or managers. There are no such Actions pending or, to the Knowledge of the Company, threatened challenging the validity or enforceability of this Agreement and the other Transaction Documents. Except as set forth in Section 3.9 of the Company Disclosure Schedule, the Company is not subject to any judgments, decrees, injunctions, required undertakings, corrective action plans or Orders of any Governmental Entity.

Section 3.10 Compliance with Laws; Privacy.

(a) Except as set forth in Section 3.10(a) of the Company Disclosure Schedule, the Company is, and has been since December 31, 2014, in compliance in all material respects with all applicable Laws. The Company has in place compliance programs reasonably designed to cause the Company and its employees and agents to be in compliance with all applicable Laws and has made copies of such compliance program policies available to Buyer.

(b) All Permits and other similar requirements of Governmental Entities required for the Company to conduct its business as it is currently being conducted, or that are necessary for the lawful ownership of its properties and assets, are in the possession of the Company, are in full force and effect and are being complied with in all respects. A true, correct and complete list of all Permits held by the Company is set forth in Section 3.10(b) of the Company Disclosure Schedule. The Company is not relying on any exemption from or deferral of any Law or Permit that would not be available to the Company after the Closing Date. No limitation, modification, suspension, revocation or cancellation of any Permit is pending or, to the Knowledge of the Company, threatened (nor has the Company received any notice to such effect). Since December 31, 2014, the Company has not received any notice of proceedings, investigations or audit relating to its Permits. No Permits of the Company will be adversely affected in any material respect by the transactions contemplated hereby or by the other Transaction Documents and such Permits will continue to be in full force and effect after Closing. Each employee of the Company who is required by applicable Law to hold a Permit or other qualification to deliver services to clients, holds such Permit or other qualification and, in the course and scope of their employment duties, is performing only those services which are permitted by such Permit or other qualification.

(c) Except as set forth on Section 3.10(c) of the Company Disclosure Schedule, no legal requirement under any Law or Order of any Governmental Entity (including any Law or order of the Food and Drug Administration) is pending or threatened that would require any amendments, modifications, revisions, supplements or deletions of any of the material terms, conditions or requirements of any Contract with a customer of the Company pursuant to the terms thereof.

(d) In connection with, if any, its collection, storage, transfer (including without limitation, any transfer across national borders or pursuant to a developed Information Governance or Incident Response Plan) and/or use of any personally identifiable information from any individuals, including, without limitation, any customers, prospective customers, employees and/or other third parties, to the Knowledge of the Company, the Company is not under investigation by any Governmental Entity for a data breach or for a violation of any Privacy and Security Laws. Copies of any written complaints delivered to the Company since December 31, 2014 alleging a violation of any Privacy and Security Laws have been made available to Buyer, as set forth in Section 3.10(d) of the Company Disclosure Schedule. The Company has not made or suffered any unauthorized acquisition, access, use or disclosure of any personally identifiable information that, individually or in the aggregate, materially compromises the security or privacy of such personally identifiable information, or has notified, either voluntarily or as required by Law, any affected individual, any Governmental Entity or the media of any breach of personally identifiable information, and the Company is not currently planning to conduct any such notification or investigation as to whether any such notification is required. The Company does not store any personally identifiable information outside of the United States and the Company has not in effect any contract with any third party vendor under which the third-party vendor transmits or stores any personally identifiable information of the Company outside of the United States.

Section 3.11 Employee Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Schedule contains a true and correct list of every plan, fund, Contract, program and arrangement (formal or informal, whether written or not and whether by employment or other individual agreement, such as option Contracts, or not) (each such plan, fund, Contract, program and arrangement required to be set forth on Section 3.11(a) of the Company Disclosure Schedule, collectively, the “Employee Plans”) that the Company or any other ERISA Affiliate currently sponsors, maintains or contributes to, is required to contribute to, or has or could reasonably be expected to have any liability of any nature with respect to, whether known or unknown, direct or indirect, fixed or contingent, for the benefit of present or former employees of the Company and/or their ERISA Affiliates (the “Employees”) including those intended to provide: (i) medical, surgical, health care, hospitalization, dental, vision, life insurance, death, disability, legal services, severance, sickness, accident or other welfare benefits (whether or not defined in Section 3(1) of ERISA), (ii) pension, profit sharing, stock bonus, retirement, supplemental retirement or deferred compensation benefits (whether or not tax qualified and whether or not defined in Section 3(2) of ERISA), (iii) bonus, incentive compensation, option, stock appreciation right, phantom stock or stock purchase benefits or (iv) salary continuation, paid time off, supplemental unemployment, current or deferred compensation (other than current salary or wages paid in the form of cash), termination pay, vacation or holiday benefits (whether or not defined in Section 3(3) of ERISA) under which the Company, or any other corporation or trade or business that is treated as a single employer with the Company as determined under Sections 414(b), (c) (m) or (o) of the Code (each entity other than the Company, an “ERISA Affiliate”).

(b) None of the Employee Plans is a plan intended to be qualified under Code Section 401(a). None of the Employee Plans is a plan subject to Title IV of ERISA or Section 412 of the Code. None of the Company or any ERISA Affiliate has any liability resulting from past membership in a Code Section 414 controlled group of corporations. No Employee Plan is a multiple employer plan or multiemployer plan under Section 413(c) or 414(f) of the Code and none of the Company or any other ERISA Affiliate has ever contributed to a “multiemployer plan” (as such term is defined in Sections 3(37) or 4001(a)(3) of ERISA).

(c) No employer other than the Company or an ERISA Affiliate is permitted to participate or participates in the Employee Plans. No leased employees (as defined in Section 414(n) of the Code) or independent contractors are eligible for, or participate in, any Employee Plan.

(d) There are no Employee Plans which promise or provide health, life or other welfare benefits to retirees or former employees of the Company and/or any ERISA Affiliates, or which provide severance benefits to Employees, except as otherwise required by Section 4980B of the Code or comparable state statute which provides for continuing health care coverage. Section 3.11(d) of the Company Disclosure Schedule sets forth a complete list of each individual who elected to continue any eligible Employee Plan under Section 4980B of the Code or similar state Law including the name, Employee Plans continued, the beginning date of continuation and expected end date.

(e) With respect to all Employee Plans, to the extent that the following documents exist, the Company has furnished Buyer with true and complete copies of: (i) the most recent determination letter, if any, received by the Company and/or their ERISA Affiliates from the IRS, (ii) all pending applications for rulings, determinations, opinions, no action letters and the like filed with any governmental agency (including the DOL and the IRS), (iii) the Annual Report/Return (Form Series 5500) with financial statements, if any, and attachments for the three most recent plan years, (iv) Employee Plan documents, summary plan descriptions, trust agreements, insurance Contracts, individual agreements, service agreements and all related Contracts and documents (including any employee summaries and material employee communications), and (v) all closing letters, audit finding letters, revenue agent findings and similar documents.

(f) Each Employee Plan is in compliance with its terms and in compliance with the applicable provisions of ERISA, the Code and other applicable Law (including all reporting and disclosure requirements). Each Employee Plan that is intended to be “qualified” within the meaning of Section 401(a) has received a favorable determination letter from the Internal Revenue Service or is maintained under a prototype or volume submitter plan and with respect to which the Company is entitled to rely upon a favorable opinion or advisory letter issued by the Internal Revenue Service. There is no circumstance that will result in the revocation of such favorable determination letter, opinion letter or advisory letter. All contributions, premiums, fees or charges due and owing to or in respect of any Employee Plan for periods on or before the Closing have been paid in full by the Company or an ERISA Affiliate prior to the Closing in accordance with the terms of such Employee Plan and all applicable Laws, and no Taxes are owing as a result of any Employee Plan. None of the Company or any ERISA Affiliate (if any) has engaged in a transaction in connection with which the Company or any ERISA Affiliate reasonably could be expected to become subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Code Section 4975 or 4976. There are no pending, or, to Knowledge of the Company, threatened or anticipated audits, investigations, claims, suits, grievances or other proceedings, and there are no facts that could reasonably give rise thereto, involving, directly or indirectly, any Employee Plan, or any rights or benefits thereby (other than routine claims for benefits) by, on behalf of or against any of the Employee Plans or any trusts related thereto which are reasonably likely to result in a liability. Except as set forth in Section 3.11(f) of the Company Disclosure Schedule, there are no actions, including audits, requests for information, investigations, complaints, charges, or claims with respect to the Company Employees or independent contractors pending or, to the Knowledge of the Company, threatened against the Company with the Equal Employment Opportunity Commission, the Department of Labor, the IRS, the National Labor Relations Board, or any other state, county, city or other political subdivision or other Governmental Entity.

(g) The Company and any ERISA Affiliates have not made or committed to make any increase in contributions or benefits under any Employee Plan that would become effective either on or after the Closing Date.

(h) No Employee Plan is currently under audit or examination by the IRS or the DOL.

(i) Except as set forth in Section 3.11(i) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, termination, change in control payments, unemployment compensation, golden parachute, forgiveness of indebtedness or otherwise) becoming due to current or former employees of the Company or ERISA Affiliates (including any Key Employee) from the Company or ERISA Affiliate under any Employment Agreements or Employee Plan or otherwise; (ii) increase any benefits otherwise payable under any Employment Agreement or Employment Plan or otherwise; or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

(j) The Company and/or its ERISA Affiliates can terminate each Employee Plan without further liability to the Company and/or its ERISA Affiliates, other than benefits described in such Employee Plans which vested prior to termination and other than costs in the normal course associated with terminating any Employee Plans, including costs necessary to satisfy any notice periods described in such Employee Plan documents or funding vehicles. No action or omission of the Company or any ERISA Affiliate or any director, officer, employee, or agent thereof in any way restricts, impairs or prohibits the Company or any ERISA Affiliate or any successor from amending, merging, or terminating any Employee Plan in accordance with the express terms of any such Employee Plan and applicable Law.

(k) There are no facts or circumstances that could reasonably be expected to, directly or indirectly, subject the Company or any ERISA Affiliate to any (i) excise Tax or other liability under Chapters 43, 46 or 47 of Subtitle D of the Code, (ii) penalty Tax or other liability under Chapter 68 of Subtitle F of the Code or (iii) civil penalty, damages or other liabilities arising under Section 502 of ERISA.

(l) Benefits provided to participants under each Employee Plan (other than a tax qualified plan under Section 401(a) of the Code or a plan established under Section 408(p) of the Code) are provided exclusively from insurance Contracts or the general assets of the Company and/or the ERISA Affiliates. None of the Company or any ERISA Affiliate has established or contributed to, is required to contribute to or has or could reasonably be expected to have any liability of any nature, whether known or unknown, direct or indirect, fixed or contingent, with respect to any “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code, “welfare benefit fund” within the meaning of Section 419 of the Code, “qualified asset account” within the meaning of Section 419A of the Code, or “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(m) Each Employee Plan or other contract, plan, program, agreement or arrangement that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) has been in documentary and operational compliance in all material respects with Section 409A of the Code and all applicable IRS guidance promulgated thereunder.

Section 3.12 Labor.

(a) Section 3.12(a) of the Company Disclosure Schedule sets forth a true, correct and complete listing, by applicable member of the Company, of all employees of the Company (collectively, the “Company Employees”) and all independent contractors and leased employees (as defined in Code Section 414(n)) of the Company, as of the date hereof, including each such Person’s name, job title or function and job location, as well as a true, correct and complete listing of his or her current and prior calendar year salary or wage payable by the Company, and for each Company Employee, the amount of all incentive compensation paid or payable to such Person for the current and prior calendar year and the amount of accrued but unused vacation and/or paid time off, each as of the date hereof, and each Company Employee’s current status (as to leave or disability status and full time or part time, exempt or nonexempt and temporary or permanent status), and if applicable, any employee on a non-immigrant visa, including the category of visa and the expiration date of the visa. The Company has not paid or promised to pay any bonuses, commissions or incentives to any Company Employee, including any officer or director. Each Person who provides services to the Company is properly classified with respect to employment status for all purposes, including employment, labor and wage and hour compliance and Tax purposes. The Company is in compliance with all Laws relating to the employment of labor, including provisions thereof relating to wages, hours, equal opportunity, collective bargaining and the payment of social security and other Taxes.

(b) Section 3.12(b) of the Company Disclosure Schedule sets forth a true and complete list as of the date hereof of each separate written employment, independent contractor, temporary, consulting, severance, retention, indemnification, termination or change-of-control Contract between the Company and any individual employee, officer or director of the Company (collectively, the “Employment Agreements”).

(c) As of the date hereof, to the Knowledge of the Company, no officer of the Company or Company Employee at the level of manager or higher, no independent contractor or leased employee whose departure would materially disrupt the operations of the Company and no group of three or more Company Employees in a single department of the Company has, as of the date hereof, disclosed any plans to terminate his, her or their employment or relationship with the Company.

(d) The Company has paid or made provision for payment of all salaries and wages, which are payable by the Company to the Company Employees, independent contractors and leased employees, accrued through the Closing Date. The Company has been and is in compliance with all Laws and regulations respecting the payment of wages, equal employment practices, and any other obligations to the Company Employees, and the Company is not and has not been engaged in any unfair labor practices. Since December 31, 2014, there have been no Actions pending, or, to the Knowledge of the Company, threatened against or otherwise affecting or involving the Company or any of its properties or rights, or against any of their respective officers, directors or managers (i) by any employee of the Company or (ii) by any Governmental Entity in connection with the employment of any such employee.

(e) As of the date of this Agreement, the Company is not a party to any labor, union or collective bargaining agreement or other similar agreement, and no union or labor organization has been certified or recognized as the representative of any its employees, or to the Knowledge of the Company, is seeking such certification or recognition or is attempting to organize any of such employees. To the Company’s Knowledge, no petition has been filed nor has any proceeding been instituted by any Company Employee or group of Company Employees with the National Labor Relations Board or similar Governmental Entity seeking recognition of a collective bargaining agreement. There are no Persons attempting to represent or organize or purporting to represent for bargaining purposes any of the Company Employees. Since December 31, 2010, there has not occurred or, to the Company’s Knowledge, been threatened any labor disputes, strikes, slowdowns, picketing, work stoppages or concerted refusals to work or other similar labor activities with respect to Company Employees.

(f) The authorization for employment of each employee under applicable immigration laws have been reviewed by the Company and a properly completed Form I-9 is on file with the Company for each employee to whom a Form I-9 is required. The Company has complied with the U.S. Immigration and Nationality Act, as amended from time to time and, to the Knowledge of the Company, there is no basis for any claim that the Company is not in compliance with the terms thereof.

(g) The Company has not received written notice of the intent of any Governmental Authority responsible for the enforcement of labor or employment Law to conduct an investigation with respect to or relating to employees and, to the Knowledge of the Company, no such investigation is in progress.

(h) The Company has not effectuated: (i) a “plant closing” (as defined in the WARN Act, or any similar Law) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company; or (ii) a “mass layoff” (as defined in the WARN Act, or any similar Law) affecting any site of employment or facility of the Company.

Section 3.13 Taxes. Except as set forth in Section 3.13 of the Company Disclosure Schedule:

(a) The Company has (i) timely filed (or has had timely filed on its behalf) with appropriate taxing authorities all Tax Returns required to be filed by it on or prior to the date hereof, and such Tax Returns are correct, complete and accurate in all material respects; (ii) timely and properly paid all Taxes due and payable of the Company, whether or not shown on such Tax Returns; (iii) established on its books and records, in accordance with GAAP, consistently applied in accordance with the Company’s historical practices insofar as such practices are consistent with GAAP, reserves that are adequate for the payment of any Taxes not yet due and payable; and (iv) timely and properly withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, member, or other third party.

(b) The Company has properly classified all service providers for U.S. federal Tax purposes and has properly administered its benefit plans in accordance with such classifications.

(c) There are no Encumbrances (other than Permitted Encumbrances) for Taxes upon any assets of the Company.

(d) No deficiency for any Taxes has been proposed, asserted or assessed against the Company that has not been resolved and paid in full. No waiver, extension or comparable consent given by the Company regarding the application of the statute of limitations with respect to any Taxes or Tax Returns is outstanding, nor is any request for any such waiver or consent pending. There is no pending Tax audit or other administrative proceeding or court proceeding with regard to any Taxes or Tax Returns of the Company, nor has there been any notice to the Company by any taxing authority regarding any such audit or other proceeding, nor, to the Knowledge of the Company, is any such Tax audit or other proceeding threatened with regard to any Taxes or Tax Returns of the Company. The Company does not expect the assessment of any additional Taxes and is not aware of any unresolved questions, claims or disputes concerning the liability for Taxes which would exceed the estimated reserves therefor established on its books and records.

(e) All transactions that could give rise to an underpayment of Tax (within the meaning of Section 6662 of the Code) were reported by the Company in a manner for which there is substantial authority or were adequately disclosed on the Tax Returns as required in accordance with Section 6662(d)(2)(B) of the Code.

(f) No claim has ever been made by a taxing authority in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(g) The Company has not participated in any reportable or listed transaction as defined under Code Section 6011 and the Treasury Regulations thereunder.

(h) The Company (i) has no liability for the Taxes of any Person as a transferee or successor, by Contract, or otherwise and (ii) is not party to or bound by any Tax indemnity, Tax sharing, Tax allocation or similar agreement.

(i) The Company is not required to include any amount in taxable income, exclude any item of deduction or loss from taxable income, or make any adjustment under Section 481(a) of the Code for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) installment sale or open transaction disposition made on or prior to the Closing Date, (ii) prepaid amount received on or prior to the Closing Date, (iii) change in method of accounting for a taxable period ending on or prior to the Closing Date, (iv) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign income Tax Laws) executed on or prior to the Closing Date, or (v) election under Section 108(i) of the Code, and to the Knowledge of the Company, the IRS has not proposed any such adjustment or change in accounting method.

(j) TempAlert made a valid election (an “S Corporation Election”) to be treated as an “S Corporation” within the meaning of Code Sections 1361 and 1362 for federal and all applicable state income Tax purposes effective as January 1, 2013, has maintained its status as an “S corporation” for federal and all applicable state income Tax purposes at all times since such date, and will be an S corporation for federal and all applicable state income Tax purposes until the day immediately prior to the Restructuring. Effective as of the date of the Restructuring, HoldCo has made or will make a valid S Corporation Election, and has maintained or will maintain its status as an S Corporation for federal and all applicable state income Tax purposes at all times since such date. There has not been any basis for the revocation or other termination of the S Corporation Election of TempAlert or HoldCo for federal or applicable state income Tax purposes that has not been cured as of the date hereof. TempAlert is not currently and will not become liable for any Tax under Code Section 1374. NewCo is or will be, from the date of its formation until the Closing, an entity disregarded from its owner for federal and all applicable state income Tax purposes.

Section 3.14 Material Contracts.

(a) Section 3.14(a) of the Company Disclosure Schedule contains lists, by applicable subsection, of each of the following types of Contracts to which the Company is a party or by which its assets or properties are bound (collectively, the “Material Contracts”):

(i) (A) any indenture, mortgage, pledge, security agreement, note or other instrument evidencing indebtedness of the Company or otherwise placing an Encumbrance on any asset or property of the Company, (B) any guaranty or any other evidence of liability for any indebtedness or obligation of any other Person, (C) any letter of credit, bond or other indemnity (including letters of credit, bonds or other indemnities as to which the Company is the beneficiary but excluding endorsements of instruments for collection in the ordinary course of the operation of such entity);

(ii) any currency or interest rate swap, collar, hedge, offset, counter trade or barter agreement;

(iii) any agreement for the purchase, sale, license or lease by the Company (A) of any material assets, or (B) of any interests in any other entity, including any joint ventures;

(iv) any Contract that relates to the retention by the Company of any manufacturer’s representatives, broker or other sales agent, distributor or representative, or advertising or marketing entity or through which the Company is appointed or authorized as a sales agent, distributor or representative, in each case, involving payments to any such Person in excess of $10,000 per annum;

(v) any franchise Contract, marketing Contract, or royalty Contract;

(vi) any collective bargaining Contract, employment Contract or consulting Contract;

(vii) any severance Contract or other Contract providing for severance payments or other additional rights or benefits (whether or not optional) in the event of either (A) the termination of any director, officer, employee or consultant, or (B) the sale or change of control of the Company;

(viii) any Contract to effect any merger, consolidation, liquidation, dissolution, recapitalization or other reorganization;

(ix) any Contract with a Governmental Entity;

(x) any Contract between the Company, on the one hand, and the Seller or any employee, officer, or director of the Company or any entity in which any of such Persons owns any beneficial interest (other than any publicly held corporation whose stock is traded on a national securities exchange or in the over-the-counter market and less than 1% of the stock of which is beneficially owned by any of such persons), on the other hand, other than those agreements listed in subsections (vi) and (vii) above;

(xi) the Company Leases;

(xii) a joint venture agreement, shareholder or equityholder agreement, voting agreement (either with respect to any equity securities of the Company or the appointment of directors or managers of the Company), or agreement providing for the indemnification of any Person by the Company (other than indemnification provisions included in Contracts entered into in the ordinary course of business, such as leases);

(xiii) any material license or royalty agreement concerning Intellectual Property (other than Off-the-Shelf Software), whether as licensor or licensee;

(xiv) any Contract that (A) restrains the ability of the Company or any of its Affiliates to compete with or conduct any business, (B) imposes exclusive dealing obligations, (C) contains “most favored nations” or similar preferential pricing terms, or (D) contains a non-solicitation, non-hire clause that is not subject to standard carve outs permitting the use of general solicitations or search firms that are not targeted towards the employees of the counterparty;

(xv) any power of attorney granted by the Company to any regulatory authority or other Person;

(xvi) any Contract that relates to the purchase, maintenance or acquisition, or sale or furnishing of materials, supplies, merchandise, machinery, equipment, parts or any other product, property, asset, instrument or services (excluding any such Contract of employment or any Contract which involves revenues or expenditures of less than $10,000 per annum);

(xvii) any Contract or group of related Contracts requiring the payment to the Company by any other Person of more than $10,000 in any twelve (12) month period;

(xviii) any Contract or group of related Contracts requiring the payment by the Company to any Person of more than $10,000 in any twelve (12) month period;

(xix) any Contract not otherwise disclosed in Section 3.14(a) of the Company Disclosure Schedule which is either material to the Company Business, taken as a whole, or was not entered into in the ordinary course of business; and

(xx) any commitment to enter into any agreement of the type described in subsections (i) through (xix) of this Section 3.14(a).

(b) The Company has made available to Buyer a correct and complete copy of each Material Contract, including all amendments, waivers or modifications thereto. Except as set forth in Section 3.14(b) of the Company Disclosure Schedule, (i) each Material Contract is in full force and effect, is binding and enforceable in accordance with its terms and is not subject to any claims, charges, set offs or defenses, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to or affecting the enforcement of creditors’ rights in general and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law), (ii) the Company is not in material breach or default, nor, to the Company’s Knowledge, has any event occurred which, with the giving of notice or passage of time or both, would constitute a breach or default, under any Material Contract, (iii) the Company does not have any present expectation or intention of not fully performing any obligation pursuant to any Material Contract to which it is a party, and (iv) the Company has not received any notice from any counterparties in connection with any of the Material Contracts of (A) any material breach or default under any Material Contract, (B) any notice that any such party intends to terminate, not renew, cancel or substantially decrease its business with the Company, or (C) any claim for damages or indemnification with respect to the products or performance of services pursuant to any Material Contract. To the Company’s Knowledge, no other party to any Material Contract is in material default under such Contract.

Section 3.15 Intellectual Property.

(a) Section 3.15(a)(i) of the Company Disclosure Schedule is a correct and complete listing of the Intellectual Property owned by the Company, in each case stating the owner, of all: (i) patents and patent applications; (ii) trademark registrations and applications; (iii) uniform resource locators, domain names and social media accounts; (iv) copyright registrations and applications; and (v) unregistered trademarks, copyrights, software and all other material Intellectual Property. Section 3.15(a)(ii) of the Company Disclosure Schedule is a correct and complete listing and description of all software (including the identity of the owner of all such software, along with the identity of the developer or provider from whom such software was obtained) and material Contracts (in either case to the extent used or held for use in the Company Business and excluding Off-the-Shelf Software) that cover Intellectual Property owned by a third party that is used or held for use in the Company Business. Section 3.15(a)(iii) of the Company Disclosure Schedule is a correct and complete listing and description of all Contracts that cover Intellectual Property held by the Company that is licensed to any Person.

(b) All Intellectual Property that the Company has used or held for use, owns, is using, or is holding for use in the conduct of the Company Business (the “Company Intellectual Property”) is exclusively owned by the Company free and clear of any Encumbrance or has been licensed to the Company by a third party under a valid and enforceable Contract. The Company has complied with all Internet domain name registration and other requirements of Internet domain administration authorities concerning all domain names that are Owned Intellectual Property, and operated all websites associated with such domain names in accordance with all applicable Laws. The Company is the owner of, or has sufficient rights to display or make available, all content, data, and other information displayed or made available, as applicable, on all websites associated with any domain name included in the Company Intellectual Property.

(c) As of the date of this Agreement, the Company Intellectual Property that is owned by the Company (such Intellectual Property, the “Owned Intellectual Property”) is subsisting, valid, enforceable and in full force and effect. There are no royalties, fees, honoraria or other payments payable by the Company to any Person by reason of the ownership, development, modification, use, license, sublicense, sale, distribution or other disposition of the Company Intellectual Property, other than salaries and sales commissions paid to employees and sales agents, and customary license fees charged by third party licensors pursuant to a Contract furnished to Buyer, in each case, in the ordinary course of business. The Company has the exclusive, unrestricted right to sue for past, present, and future infringement of the Owned Intellectual Property.

(d) The Company Intellectual Property constitutes all the Intellectual Property used in or necessary for the conduct of the Company Business, and is sufficient for such purposes.

(e) Neither the conduct of the Company Business nor the Company Intellectual Property (or use or other exploitation of it) has infringed upon, misappropriated, violated or engaged in unfair competition with, or is infringing, misappropriating, violating or engaging in any unfair competition with, any Intellectual Property of any Person. There is, and has been, no Action pending or, to the Knowledge of the Company, threatened, alleging any such infringement, misappropriation, violation or unfair competition against the Company or otherwise concerning the ownership, validity, registerability, enforceability, violation or use of, or licensed right to use, any Company Intellectual Property. No valid basis or other facts or circumstances exist for any such Action, or threatened Action. Except as set forth in Section 3.15(e) of the Company Disclosure Schedule, there has been no demand that the Company refrain from using any Intellectual Property of any Person or any notice of patent rights that might be relevant to the Company Business or offer to license Intellectual Property to the Company. To the Knowledge of the Company, no third party is infringing, misappropriating or otherwise violating, or has infringed or misappropriated or otherwise violated, any Owned Intellectual Property and no such claim is pending or threatened against any Person by the Company. No Company Intellectual Property is subject to any outstanding order, judgment, decree, stipulation or agreement restricting the use or licensing thereof by the Company.

(f) The Company takes and has taken commercially reasonable actions at least consistent with industry-standard practice to protect their rights in the Company Intellectual Property and to maintain the confidentiality, integrity and security of all information that constitutes material trade secrets, know-how and confidential information stored or contained in the Company Intellectual Property or transmitted thereby from any unauthorized use, access, disclosure, destruction or modification, and no such use, access, disclosure, destruction or modification has occurred. The Company has at all times enforced a policy of requiring officers, directors, employees, agents, consultants and contractors with responsibility for the development or implementation of Intellectual Property or who may be exposed to any trade secret, know-how or other confidential information to execute proprietary information, confidentiality and assignment agreements protecting the secrecy, confidentiality and value of such trade secrets or confidential information. Except as set forth in Section 3.15(f) of the Company Disclosure Schedule, all Company Intellectual Property that was created by officers, directors, employees, agents, contractors and consultants for the Company, is owned by the Company and will be owned by the Company at the Closing either by operation of law or pursuant to a written assignment agreement.

(g) Each item of Company Intellectual Property will be owned, licensed and available for use on identical terms following the consummation of the transactions contemplated hereby as such items were owned, licensed and available for use to the Company prior to the consummation of the transactions contemplated hereby, and neither the execution, delivery and performance by the Company nor the consummation of any transactions contemplated hereby shall result in the loss or impairment of, or give rise to any right of a third party to terminate, any rights of the Company in the Company Intellectual Property.

(h) No software owned (or purported to be owned) by the Company contains any programming code, documentation or other materials or development environments that embody Intellectual Property rights of any Person other than the Company. No source code for any such software that is owned by the Company has been delivered, licensed, or made available to any escrow agent or other Person who is not, as of the date of this Agreement, an employee of the Company. No Person has any right to access or use any source code for any such software that is owned by the Company, and no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, nor will this Agreement or the transactions contemplated hereby, result in the disclosure or release of such source code by the Company, the escrow agent(s), or any other Person to any Person. The Company is in possession of, or has access to, the source code for, and documentation applicable to, each current version of the software owned by the Company.

(i) The Company has sufficient rights to use all software, including middleware, databases, and systems, information technology equipment, and associated documentation used or held for use in connection with the operation of the Company Business (the “IT Assets”) all of which rights shall survive unchanged the consummation of the transactions contemplated hereby. The IT Assets operate and perform in all material respects in accordance with their documentation and functional specifications and are sufficient and/or configurable to effectively perform all operations necessary for the current operation of the Company Business, and all IT Assets are owned or licensed under valid licenses and operated by and are under the control of the Company. The Company does not use, rely on or contract with any Person to provide services bureau, outsourcing or other computer processing services to the Company except as described in Section 3.15(i) of the Company Disclosure Schedule. The IT Assets have not materially malfunctioned or failed within the past three years and, to the Knowledge of the Company, do not contain any viruses, bugs, faults or other devices or effects that (i) enable or assist any Person to access without authorization or disable or erase the IT Assets, or (ii) otherwise materially adversely affect the functionality of the IT Assets. The Company has taken commercially reasonable steps to provide for the remote-site back-up of data and information critical to the conduct of the Company Business and has in place commercially reasonable disaster recovery and business continuity plans, procedures and facilities. To the Knowledge of the Company, no Person has gained unauthorized access to any IT Assets during the past three years. The Company has maintained, continues to maintain, and caused its vendors to maintain, safeguards, security measures and procedures against the unauthorized access, disclosure, destruction, loss, or alteration of customer data or information in its possession or control that comply with any applicable contractual and legal requirements and meet industry standards.

(j) Section 3.15(j) of the Company Disclosure Schedule contains a complete and accurate list of all Open Source Materials that are incorporated into or otherwise used in material software owned by the Company, or integrated or bundled with, or otherwise used with any material software (other than as embedded within Off-the-Shelf Software) that is used by or held for use by the Company; identifies the applicable Open Source Materials license; and describes the manner in which such Open Source Materials have been used in software used by the Company. The Company, as applicable, is in compliance with each license listed in Section 3.15(j) of the Company Disclosure Schedule. No software used by the Company or made available by the Company to any Person is or has become subject to Open Source Materials disclosure obligations that would obligate the Company to disclose, make available, offer or deliver any portion of the source code of any such software to any third party.

Section 3.16 Real Property.

(a) The Company has not and does not own any real property. Section 3.16(a) of the Company Disclosure Schedule sets forth a list of all real property (x) leased to the Company pursuant to a lease, sublease, license, use and occupancy or other similar arrangement under which the Company is a lessee or (y) pursuant to which the Company or any of their Affiliates has agreed to make rental payments or has any other obligations (collectively, the “Company Leases”). The Company is not a party to any other oral or written agreement conveying any interest in real property, including leases, subleases and licenses, except for the Company Leases. Except for Permitted Encumbrances, and except as set forth in Section 3.16(a) of the Company Disclosure Schedule, to the Company’s Knowledge, there are no matters affecting the Company Leases that could reasonably be expected to curtail or interfere with the use or occupancy of any of properties that are subject to the Company Leases.

(b) Except as set forth in Section 3.16(b) of the Company Disclosure Schedule, there is no pending or, to the Knowledge of the Company, threatened: (i) condemnation or eminent domain proceeding against any part of the properties subject to the Company Leases by any Governmental Authority; (ii) special assessment against the properties subject to the Company Leases; or (iii) action against the Company or any lessor under any of the Company Leases for breach of any restrictive covenant affecting any properties subject to the Company Leases.

(c) Except for Permitted Encumbrances and as otherwise set forth on Section 3.16(c) of the Company Disclosure Schedule, there are no purchase contracts, leases, subleases, licenses, concessions, rights of first refusal, options or any other agreements of any kind, written or oral, formal or informal, choate or inchoate, recorded or unrecorded, whereby any person or entity other than the Company has acquired or has any basis to assert any right, title or interest in, or right to possession, use, occupancy, enjoyment or proceeds of all or any portion of the premises identified in the Company Leases. The Company does not have any interest in, or any right or obligation to acquire any interest in, any other real property.

(d) Except as listed on Section 3.16(d) of the Company Disclosure Schedule, there are no leases, subleases, licenses, concessions or other agreements, written or oral, to which the Company is a party, granting to any party or parties the right of use or occupancy of any portion of the premises identified in the Company Leases.

(e) All improvements required by the terms of one or more of the Company Leases to be made by a landlord or the Company as a sublandlord have been completed and the tenant thereunder is satisfied with such improvements. There are no concessions, allowances, credits, rebates or refunds to which any person is entitled to receive (whether past due, due or may become due in the future) under one or more of the Company Leases, or may be entitled in the future under any Company Lease. No one or more Persons guaranty any obligations of any tenant under any Company Lease. No security deposit, letter of credit, or other security is required or is currently being held under any Company Lease. The Company is not currently auditing any landlord’s books or records. No tenant has pledged, mortgaged or otherwise granted an encumbrance on its leasehold interest in any property subject to a Company Lease. No tenant under any Company Lease has subordinated its interest under the Company Leases to any party, including, but not limited to, any lenders of the landlord and no consent of any third party, other than the landlord under the Company Leases, is necessary to assign the Company Leases.

Section 3.17 Environmental, Health and Safety Matters.

(a) Except as set forth in Section 3.17 of the Company Disclosure Schedule, the Company, its operations and real properties are, and have been, in compliance in all material respects with all Environmental, Health and Safety Laws. The Company has Permits required under Environmental, Health and Safety Laws for its operations and products, and all such Permits are in good standing. The Company has filed all material reports required to be filed with respect to its business and real property under Environmental, Health and Safety Laws and has generated and maintained all data, documentation and records required to be maintained under any applicable Environmental, Health and Safety Laws. Except as set forth in Section 3.17 of the Company Disclosure Schedule, the Company has not received notice of, and is not the subject of, any pending or threatened Actions, demands, claims or notices by any Person (i) alleging Liabilities under or non-compliance with any Environmental, Health and Safety Law, or (ii) relating to the presence or alleged presence of Hazardous Materials in, under or upon any real property or any offsite disposal facility or location.

(b) Except as specifically identified in Section 3.17 of the Disclosure Schedule, (i) the Company has not placed, stored, deposited, discharged, buried, dumped or disposed of Hazardous Materials or any other wastes produced by, or resulting from, any business, commercial or industrial activities, operations or processes of or associated with the Company, on, beneath or adjacent to any property currently or formerly owned, operated or leased by the Company (or for the Company managed, supervised or associated with such operations and activities), (ii) no asbestos, polychlorinated biphenyls, lead-based paint, toxic mold, or above ground or underground storage tanks are present at, in, on or under any real property, and the Company does not and has not used Hazardous Materials at any real property, and (iii) the Company’s products and labeling comply with all Environmental Health and Safety Laws.

(c) The Company has no Liabilities under any Environmental, Health and Safety Law nor is it responsible for, has it assumed or is it a successor to any Liabilities of any other Person under any Environmental, Health and Safety Law. There are no past or present (or to the Knowledge of the Company, future) actions, activities, circumstances, conditions, events or incidents, including the Release, threatened Release or presence of any Hazardous Material which could form the basis of any Liabilities under Environmental Health and Safety Laws against the Company or against any Person for whom the Company has or may have retained or assumed either contractually or by operation of Law.

(d) The Company has made available to Buyer copies of all assessments, audits, investigations, and sampling or similar reports relating to the environment or the presence or release of any Hazardous Materials, to the extent applicable to all real property involving the activities or operations of the Company.

(e) For purposes of this Section 3.17, the term “real property” includes any property currently or formerly owned, leased or occupied by the Company, and any non-owned or leased property where the Company supervises, manages or directs the manufacturing of its products.

Section 3.18 Insurance. Section 3.18 of the Company Disclosure Schedule sets forth a list of all policies of fire, liability, title, workers’ compensation, product liability and other forms of insurance maintained by the Company, and all pending outstanding claims against such insurance policies. The Company has made available to Buyer complete and correct copies of all such policies, together with all riders and amendments thereto. There are no disputes with the underwriters of any such policies or any claims pending under such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies. Each such policy is in full force and effect and all premiums that are due and payable under all such policies have been paid and the Company is otherwise in compliance in all material respects with the terms of such policies. The Company has not failed to give proper notice of any claim under any such policy in a due and timely fashion. Except as set forth on Section 3.18 of the Company Disclosure Schedule, the Company has not received any notice of cancellation or termination of any insurance policy in effect on the date hereof or within the past three (3) years. All of such policies are, and all similar insurance policies maintained by the Company in the past five (5) years were, placed with financially sound and reputable insurers, and are and were in amounts and had coverages that are and were reasonable and customary for Persons engaged in businesses similar to that engaged in by the Company.

Section 3.19 Sufficiency of Assets. As of the Closing and after giving effect to the transactions contemplated by this Agreement, the assets of the Company shall constitute all of the assets, tangible and intangible, necessary in all material respects for the operation of the Company Business. Except as set forth in Section 3.19 of the Company Disclosure Schedule, the Company has good and valid title to, or a valid leasehold interest in, all the material tangible assets used in the conduct of its business, free and clear of all Encumbrances, except for

Permitted Encumbrances and Encumbrances securing Indebtedness that will be released in accordance with this Agreement, and such tangible assets are sufficient for the conduct of their respective businesses as currently conducted. Each such tangible asset is suitable for the purposes for which it is used by the Company, is free from defects (patent and latent), except for immaterial defects which do not adversely affect use and operation in the ordinary course of business, and has been maintained in accordance with normal industry practices.

Section 3.20 Transactions with Affiliates. Except as set forth in Section 3.20 of the Company Disclosure Schedule, the Company is not party to any Contract, commitment, or transaction with any of its officers, directors, managers, equityholders or Affiliates other than (a) any transaction whereby equityholders have purchased equity interests in the Company, and (b) any employment and similar arrangements entered into in the ordinary course of business. No officer, director, manager or equityholder of the Company, and none of their respective Affiliates, is indebted to the Company for money borrowed or other loans or advances, and the Company is not indebted to any such Person for money borrowed or other loans, advances or Indebtedness, and no such Person has guaranteed any Indebtedness of the Company.

Section 3.21 Customers and Suppliers. Section 3.21(a) of the Company Disclosure Schedule contains (a) a list of the top twenty (20) customers of the Company by revenue for the twelve (12) months ended December 31, 2016 (the “Material Customers”) and (b) a list of (i) the top ten (10) suppliers of products and services to the Company by dollar volume of purchases from such suppliers for the twelve (12) months ended December 31, 2016, and (ii) any sole source supplier of any product good or service necessary or material for the conduct of the business of the Company as currently conducted ((b)(i) and (ii) collectively, the “Material Suppliers”). Since the Balance Sheet Date, the Company has not received notice from any Material Customer to the effect that any such customer may seek to stop or materially decrease the rate of its business with the Company (whether as a result of the consummation of the transactions contemplated hereby or otherwise) or to terminate or, except as set forth in Section 3.21 of the Company Disclosure Schedule, renegotiate in a manner that would result in a material decrease in the rate of business with the Company, any Contract with such Material Customer. Except as set forth on Section 3.21(b) of the Company Disclosure Schedule, the Company has no obligations, accrued, present or pending, to make any payments to, nor is it subject to any potential defense, claim (including any claim based on amounts owed by the Company as a holder tenant) or right of set-off of in respect of any payments to, any Material Customer except as set forth on a written Contract made available to Buyer as of the date hereof. Since the Balance Sheet Date, the Company has not received notice from any Material Supplier to the effect that such supplier will seek to stop or materially decrease the rate of supplying materials, products or services to the Company (whether as a result of the consummation of the transactions contemplated hereby or otherwise).

Section 3.22 Product Liability and Warranties.

(a) In connection with its business, the Company has obtained all material industry or trade group certifications required to manufacture, fabricate, sell or distribute (as applicable) its products or provide their services in the ordinary course of business. The products manufactured by or for the Company meet all regulatory requirements, certifications, and approvals necessary for manufacture, labeling, introduction into commerce and use of the products. The Company has not (i) received written notice or is otherwise aware of any statements, citations or decisions by any Governmental Entity declaring any of the products or inventory used or produced by the Company to be defective or unsafe; (ii) received written notice or is otherwise aware of any recalls ordered by any Governmental Entity with respect to any of its products or inventory; and (iii) any Liabilities for products of the business engineered, designed, manufactured, blended, fabricated, filled, distributed or sold prior to the date hereof, including any Liabilities pursuant to any applicable contractual commitments or warranties (whether express or implied), that is reasonably likely to give rise to or result in Damages in excess of $10,000 with respect to any individual product or $50,000 with respect to all such products. No product at any time made, sold, distributed, transported or handled by the Company contains, or has ever contained, mercury, asbestos, lithium batteries, or any radioactive material. Except as set forth on Section 3.22(b) of the Company Disclosure Schedule, the Company has not received any product warranty claims alleging a defect in material workmanship for the products manufactured by or for the Company. All warranty claims listed in Section 3.22(b) of the Company Disclosure Schedule have been resolved and the Company has no further Liabilities with respect thereto.

(b) Section 3.22(b) of the Company Disclosure Schedule sets forth a correct and complete list and brief description of all material product liability claims that have been filed and served against the Company during the past six (6) years. All such claims have been resolved and the Company has no further Liabilities with respect thereto.

(c) Section 3.22(c) of the Company Disclosure Schedule contains copies of the standard terms and conditions of sale for the Company (including applicable guarantee, warranty and indemnity provisions). No products or services offered by the Company are subject to any guarantee, warranty or other indemnity beyond the applicable standard terms and conditions shown in such schedule.

Section 3.23 Inventory. The inventory of the Company is in good and marketable condition and is usable and of a quantity and quality saleable in the ordinary course. Adequate reserves have been reflected in the Financial Statements for obsolete, excess, damaged, slow-moving or otherwise unusable inventory, which reserves were calculated in a manner consistent with past practice. The inventory of the Company constitutes sufficient quantities for the normal operation of business in accordance with past practice. All inventory is of such quality as to meet the quality control standards of any applicable customer.

Section 3.24 Accounts Receivable. All accounts receivable of the Company are valid, genuine, and subsisting, arose out of bona fide transactions in the ordinary course of business, and are current and collectible (net of the reserves shown on the Interim Financial Statements). All of the prepaid expenses of the Company have been incurred in the ordinary course of business. No counterclaims, offsetting claims or defenses to collection of such receivables or to the receipt of the goods or services in respect of which such prepaid expenses have been incurred that are material to the current amount of such receivables or prepaid expenses are pending or, to the Knowledge of the Company, threatened, and all asserted counterclaims or offsetting claims or defenses with respect to accounts receivable or prepaid expenses have been deducted or reserved against on the Financial Statements. No Person has any lien on any accounts receivable of the Company.

Section 3.25 Finders’ or Advisors’ Fees. Except as set forth in Section 3.25 of the Company Disclosure Schedule, none of the Company or any of their respective directors or managers (or Persons in similar positions), officers, employees or agents has employed any broker or finder or incurred any liability for any investment banking fees, brokerage fees, commissions or finders’ fees in connection with the transactions contemplated by this Agreement.

Section 3.26 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III and Article IV (including the related portions of the Disclosure Schedules) or in the other Transaction Documents, neither the Company nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Sellers or the Company. Without limiting the generality of the foregoing, neither the Company nor any other Person has made or makes any representation or warranty with respect to any projections, estimates or budgets of future revenues, future results of operations, future cash flows or future financial condition (or any component of any of the foregoing) of the Company.

Article IV

REPRESENTATIONS AND WARRANTIES REGARDING THE EQUITYHOLDERS

Each Seller solely as to itself and not with respect to any other Seller, hereby represents and warrants to Buyer as follows:

Section 4.1 Units.

(a) As of the date of this Agreement and the Effective Time, (i) the Seller owns, beneficially and of record, the TempAlert Units, as set forth on Section 4.1(a) of the Company Disclosure Schedule, free and clear of any and all Encumbrances, (ii) the Seller does not own any other securities of TempAlert, and (iii) except as set forth in the Transaction Documents, there are no agreements or other rights or arrangements existing which provide for the sale, purchase, exchange or other transfer by the Seller of the TempAlert Units or other equity or securities of TempAlert owned by the Seller.

(b) As of Closing Date, (i) the equity interests of HoldCo held by the Sellers shall constitute all of the issued and outstanding equity of HoldCo, and (i) such equity interests (A) shall be fully paid and nonassessable, (B) shall have been duly authorized and validly issued, (C) shall not have been issued in violation of any preemptive rights, rights of first refusal or similar rights of any Person, and (D) shall have been offered, sold, issued and delivered in compliance with applicable federal and state securities Laws.

(c) As of the Closing Date, except for the equity interests held by the Sellers, HoldCo shall not have any other authorized, issued or outstanding: (i) capital stock, equity securities or securities containing any equity features, (ii) agreements, options, warrants, calls or other arrangements or rights to purchase any equity interests of HoldCo, (iii) securities convertible into or exchangeable for any equity interests of HoldCo, (iv) phantom stock rights, stock appreciation rights, restricted stock awards, or other stock or equity-based awards or rights relating to or valued by reference to the equity of HoldCo, (v) other commitments of any kind for the issuance of additional equity interests or options, warrants or other securities of HoldCo, (vi) outstanding contractual obligations (contingent or otherwise) of HoldCo to repurchase, redeem or otherwise acquire any shares or other equity interests in HoldCo, to make any payments based on the market price or value of shares or other equity interests of HoldCo or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any other entity, or (vii) other equity securities or securities containing any equity features of HoldCo.

(d) As of the Closing Date, (i) HoldCo shall own, beneficially and of record, the NewCo Units, free and clear of any and all Encumbrances, and (ii) except as set forth in the Transaction Documents, there shall be no agreements or other rights or arrangements existing which provide for the sale, purchase, exchange or other transfer by HoldCo of the NewCo Units.

Section 4.2 Organization; Authorization; Enforceability.

(a) Such Seller has (i) the capacity to enter into this Agreement and the Transaction Documents and (ii) the requisite power and authority to enter into this Agreement and the other Transaction Documents to which it is, or is specified to be, a party, and to perform its obligations hereunder and thereunder. This Agreement has been duly executed and delivered by the Seller and (assuming due authorization, execution and delivery of this Agreement by each of the other parties hereto) constitutes, and the other Transaction Documents to which the Seller is, or is specified to be, a party, when executed and delivered (assuming in each case due authorization, execution and delivery by each of the other parties thereto) will constitute, a valid and binding agreement of the Seller enforceable against it in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to or affecting the rights and remedies of creditors generally and subject to general principles of equity (whether considered in a proceeding at law or in equity).

(b) As of the Closing Date, HoldCo shall be duly organized, validly existing and, to the extent such concept is recognized, in good standing under the Laws of the jurisdiction of its organization and shall have the requisite power and authority and any necessary Permits to own, operate and lease the properties that each purports to own, operate or lease and to carry on its business as it is being conducted and is presently proposed to be conducted.

Section 4.3 Consents and Approvals; No Violations.

(a) The execution and delivery by the Seller of this Agreement and the execution and delivery by the Seller and (following the Effective Time) HoldCo of the other Transaction Documents to which it is, or is specified to be, a party, does not, and the consummation by the Seller and (following the Effective Time) HoldCo of the transactions contemplated by this Agreement and the other Transaction Documents to which it is, or is specified to be, a party, and compliance by the Seller and (following the Effective Time) HoldCo with any of the provisions hereof or thereof will not result in (i) any violation or breach of or default, or give rise to any right of termination, amendment, cancellation or acceleration of any obligation or the loss of any material benefit, or the creation of any Encumbrance, under (with or without notice or lapse of time, or both) any Contract to which the Seller or (following the Effective Time) HoldCo is a party or any of its properties or other assets is subject, or (ii) any violation of Law applicable to the Seller or (following the Effective Time) HoldCo.

(b) No filing or registration with, notification to, or authorization, consent or approval of any third party, including any Governmental Entity, is required to be obtained or made by or with respect to the Seller or (following the Effective Time) HoldCo in connection with the execution and delivery of this Agreement and the other Transaction Documents to which it is, or is specified to be, a party, or the performance by the Seller or (following the Effective Time) HoldCo of its obligations hereunder or thereunder.

Section 4.4 Legal Proceedings. There is no Action pending, or, to the knowledge of the Seller, threatened against the Seller or (following the Effective Time) HoldCo challenging the validity or enforceability of this Agreement or the other Transactions Documents or seeking to enjoin or prohibit consummation of the transactions contemplated hereby or thereby.

Section 4.5 Finders’ or Advisors’ Fees. Neither the Seller nor (following the Effective Time) HoldCo has employed any broker or finder or incurred any liability for any investment banking fees, brokerage fees, commissions or finders’ fees in connection with the transactions contemplated by this Agreement.

Section 4.6 No Other Representations and Warranties. Except for the representations and warranties contained in Article III and this Article IV (including the related portions of the Company Disclosure Schedule) or in the other Transaction Documents, neither the Sellers nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Sellers or the Company. Without limiting the generality of the foregoing, neither the Sellers nor any other Person has made or makes any representation or warranty with respect to any projections, estimates or budgets of future revenues, future results of operations, future cash flows or future financial condition (or any component of any of the foregoing) of the Company.

Article V

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to the Sellers as follows:

Section 5.1 Corporate Authorization; Enforceability. Buyer is duly organized, validly existing and, to the extent such concept is recognized, in good standing under the Laws of the jurisdiction of its organization and has the requisite power and authority to enter into this Agreement and the other Transaction Documents to which it is, or is specified to be, a party, and to perform each of its obligations hereunder and thereunder. The execution and delivery of this Agreement and the other Transaction Documents to which Buyer is, or is specified to be, a party, and the performance by Buyer of its obligations hereunder and thereunder, have been duly authorized by all necessary corporate or other action on the part of Buyer and no other corporate or other action on the part of Buyer is necessary to authorize the execution and delivery of this Agreement and the other Transaction Documents to which it is, or is specified to be, a party, or to perform its obligations hereunder or thereunder. This Agreement has been duly executed and delivered by Buyer and (assuming due authorization, execution and delivery of this Agreement by each of the other parties hereto) constitutes, and the other Transaction Documents to which Buyer is, or is specified to be, a party, when executed and delivered (assuming in each case due authorization, execution and delivery by each of the other parties thereto) will constitute, a valid and binding agreement of Buyer enforceable against it in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to or affecting the rights and remedies of creditors generally and subject to general principles of equity (whether considered in a proceeding at law or in equity).

Section 5.2 Consents and Approvals; No Violations.

(a) The execution and delivery by Buyer of this Agreement and the other Transaction Documents to which it is, or is specified to be, a party, does not, and the consummation by Buyer of the transactions contemplated by this Agreement and the other Transaction Documents to which it is, or is specified to be, a party, and compliance by Buyer with any of the provisions hereof or thereof will not, conflict with, or result in any violation or breach of or default (with or without notice or lapse of time, or both) under, (i) the organizational documents of Buyer, (ii) any material Contract to which Buyer is a party or any of its properties or other assets is subject, or (iii) assuming compliance with the matters referred to in Section 5.2(b) below, any Law applicable to Buyer, except, in the case of clause (ii), any conflict, violation, breach or default that would not prevent or materially delay or impair the ability of Buyer to perform its obligations under this Agreement or consummate the transactions contemplated hereby.

(b) No filing or registration with, notification to, or authorization, consent or approval of any third party, including any Governmental Entity is required to be obtained or made by or with respect to Buyer in connection with the execution and delivery of this Agreement and the other Transaction Documents to which it is, or is specified to be, a party, or the performance by Buyer of its obligations hereunder or thereunder.

Section 5.3 Legal Proceedings. There is no Action pending, or, to the actual knowledge of Buyer, threatened against Buyer (or any of its officers or directors) challenging the validity or enforceability of this Agreement or seeking to enjoin or prohibit consummation of the transactions contemplated hereby.

Section 5.4 Finders’ or Advisors’ Fees. Neither Buyer, nor any of its respective directors, members, officers, managers, employees or agents has employed any broker or finder or incurred any liability for any investment banking fees, brokerage fees, commissions or finders’ fees in connection with the transactions contemplated by this Agreement.

Section 5.5 Independent Investigation. Buyer has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Company. Buyer acknowledges and agrees that (a) in making its decision to enter into this Agreement and the other Transaction Documents and to consummate the transactions contemplated hereby and thereby, Buyer has relied solely upon its own investigation and the express representations and warranties of the Company and Sellers set forth in Articles III and IV, respectively, of this Agreement (including the related portions of the Company Disclosure Schedules) or in the other Transaction Documents, and (b) none of the Sellers, the Company or any other Person has made any representation or warranty as to the Sellers, the Company or this Agreement, except as expressly set forth in Articles III and IV of this Agreement (including the related portions of the Company Disclosure Schedules) or in the other Transaction Documents.

Article VI

COVENANTS

Section 6.1 Conduct of the Company’s Business.

(a) The Company and the Sellers agree that, during the period from the date of this Agreement until the earlier of the Closing or the termination of this Agreement pursuant to its terms, except as (a) otherwise contemplated hereby or in any of the Transaction Documents, (b) set forth in Section 6.1 of the Company Disclosure Schedule, (c) consented to by Buyer, in writing, or (d) required by any order or Law, the Company shall, and each Seller shall cause the Company to, (x) conduct the operations of the Company Business in the ordinary course in a manner consistent with past practice, (y) use commercially reasonable efforts to maintain the present business organization of the Company, conduct the operations of the Company Business in compliance with applicable Laws, preserve the assets and properties of the Company in good repair and condition and retain the services of the executive officers and Key Employees of the Company, and (z) preserve intact the relationships with the Company’s clients, payors, providers, suppliers, licensors, licensees, advertisers, distributors and other third parties having material business dealings with the Company Entities.

(b) Without limiting the generality of the foregoing Section 6.1(a), without the prior written consent of Buyer, the Company shall not take any action, or enter into any transaction of the sort described in Section 3.8 of this Agreement.

Section 6.2 Employment Matters.

(a) With respect to any “employee benefit plan,” as defined in Section 3(3) of ERISA, maintained from and after the Closing by Buyer or any of its ERISA Affiliates (including, after the Closing, the Company) and any vacation, paid time off and severance plans, but excluding any equity based plan of Buyer or its ERISA Affiliates, and to the extent permissible under such benefits of Buyer and its ERISA Affiliates, for all purposes, including determining eligibility to participate, level of benefits, vesting and benefit accruals (but not for purposes of benefit accruals under any defined benefit pension plan), each Continuing Employee’s service with the Company shall be treated as service with Buyer or its ERISA Affiliates; provided, however, that such service will not be recognized to the extent that (i) such recognition would result in any duplication of benefits or (ii) such service was not recognized by the Company immediately prior to the Closing under the applicable similar benefit plan.

(b) To the extent lawful and to the extent permitted under the welfare benefit plans maintained by Buyer or its ERISA Affiliates, Buyer shall, or shall cause its ERISA Affiliates (including, after the Closing, the Company) to waive, or cause to be waived, any pre-existing condition limitations or exclusions and waiting periods under any welfare benefit plan maintained by Buyer or any of its ERISA Affiliates (including, after the Closing, the Company) in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Closing, except to the extent that such pre-existing condition limitations or exclusions and waiting periods would not have been satisfied or waived under the comparable benefit plan of the Company immediately prior to the Closing.

(c) If requested by Buyer in writing at least three days prior to Closing, the Company shall cause there to be adopted, prior to Closing, resolutions terminating any Employee Plan intended to be a deferred arrangement under Section 401(k) of the Code. If any such Employee Plan is terminated, Buyer shall take all steps reasonably necessary or appropriate so that, as soon as practicable following the Closing Date, participants in any such plan are permitted to take a distribution or (if then employed by buyer or an ERISA Affiliate of Buyer) to roll over their benefits under that plan to one or more defined contribution plans sponsored by Buyer or its ERISA Affiliates.

(d) Nothing in this Section 6.2, whether express or implied, shall be treated as creating a benefit plan, an amendment or other modification of any Employee Plan of the Company or its ERISA Affiliates or any benefit plan maintained by Buyer or any of its ERISA Affiliates (including, after the Closing, the Company). Nothing in this Section 6.2, whether express or implied, shall diminish Buyer’s or its ERISA Affiliates’ (including, after the Closing, the Company) right to amend and/or terminate any benefit at any time or from time to time. The representations, warranties, covenants and agreements contained herein are for the sole benefit of the parties hereto, and the Continuing Employees are not intended to be and shall not be construed as beneficiaries hereof.

(e) Nothing in this Agreement, whether express or implied, shall be deemed to create any Contract with any employee or create any right or entitlement to continued employment with Buyer or any of its Affiliates (including, after the Closing, the Company) or interfere with Buyer’s or any of its Affiliates’ (including, after Closing, the Company) right to terminate the employment of any employee at any time.

(f) This Section 6.2 will not create any third-party beneficiary rights, nor will it be enforceable by any employee, any person representing the interest of employees, or any spouse, dependent or beneficiary of any employee, nor will anything herein be deemed an amendment to any employee benefit plan. This Section 6.2 is solely an agreement between and for the benefit of the parties to this Agreement and will be enforceable by them. No term of this Agreement will be deemed to create any Contract with any employee or to give any employee the right to be retained in the employment of the Company or any of its Affiliates (including, after the Closing, Buyer and its Affiliates), or to interfere with any of the Company or any of its Affiliates’ (including, after the Closing, Buyer and its Affiliates) right to terminate the employment of any employee at any time.

Section 6.3 Publicity. Each Seller agrees that it shall not issue a public release or announcement concerning the transactions contemplated hereby without the prior consent of Buyer (which consent may be withheld by Buyer in its sole discretion), except as such release or announcement may be required by Law, in which case the Sellers shall allow Buyer reasonable time to comment on such release or announcement in advance of such issuance. The Sellers further agree that Buyer may, in its sole discretion, issue a public release or announcement concerning the transactions contemplated hereby without the prior consent of the Sellers; provided, however, that Buyer shall provide the Sellers with a reasonable opportunity to review and comment on such release or announcement in advance of such issuance.

Section 6.4 Confidentiality.

(a) The terms of the Confidentiality Agreement shall continue in full force and effect until the Closing. As of the Closing Date, the Confidentiality Agreement and all obligations thereunder shall terminate and be of no further force or effect.

(b) Following the Closing, each Seller shall hold, and shall use its reasonable best efforts to cause its Affiliates, and their respective officers, directors, managers, employees and agents to hold, in strict confidence from any Person, (i) all documents and information concerning Buyer, or any of Buyer’s Affiliates furnished to it by Buyer or Buyer’s officers, directors, managers, agents or Affiliates in connection with this Agreement or the transactions contemplated hereby, and (ii) all information regarding the Company; and

(c) Following the Closing, Buyer shall hold, and shall use its reasonable best efforts to cause its Affiliates, and their respective officers, directors, employees and agents to hold, in strict confidence from any Person, all documents and information concerning the Sellers furnished to it by the Company or the Company’s officers, directors, managers, agents or Affiliates, in connection with this Agreement or the transactions contemplated hereby; provided, however, that the foregoing restrictions shall not apply to Buyer’s or any of its Affiliates’ use or disclosure of documents and information concerning the Company furnished by or on behalf of the Company; unless in the case of either (a) or (b) above: (x) such party is compelled to disclose such documents or information by judicial or administrative process or by other requirements of Law, (y) such documents or information are disclosed in an action or proceeding brought by a party in pursuit of its rights or in the exercise of its remedies hereby, or (z) such documents or information can be shown to have been (i) previously known by the party receiving such documents or information, (ii) in the public domain (either prior to or after the furnishing of such documents or information hereby) through no fault of such receiving party or (iii) later acquired by the receiving party from another source if, to the knowledge of the receiving party after reasonable inquiry, such source is not under an obligation to another party to keep such documents and information confidential.

Section 6.5 Access.

(a) Prior to the Closing, the Company shall (i) upon reasonable advance notice, afford the officers, directors, employees, auditors and other agents of Buyer reasonable access during normal business hours, to the officers, directors, managers, properties, offices, other facilities, books and records of the Company and (ii) furnish Buyer with all financial, operating and other data and information with respect to the Company as Buyer, through its officers, employees or agents, may reasonably request, including monthly unaudited consolidated balance sheets and statements of income of the Company, prepared in a manner consistent with prior periods; provided, however, that the foregoing shall not require the Company to provide any such access or furnish any such information that in its reasonable judgment would violate any Law or compromise or constitute a waiver of any attorney-client privilege of the Company; provided, further, that if the Company is so restricted, it shall notify Buyer that information or records are being withheld and provide Buyer with as much information as possible with respect to such information or records.

(b) Prior to the Closing, the Company shall reasonably cooperate (including providing introductions where necessary) with Buyer to enable Buyer to contact such third parties, including clients, prospective clients, Governmental Entities, providers, vendors or suppliers of the Company Entities, as Buyer reasonably requests; provided, however, that Buyer shall not, outside of Buyer’s ordinary course of business, contact any customers, prospective customers, Governmental Entities, providers, vendors or suppliers of the Company without the prior approval of the Company, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 6.6 Consents; Regulatory Filings.

(a) Each of the Company, the Sellers and Buyer undertake and agree to use reasonable best efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Entities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement and the other Transaction Documents. None of the parties hereto shall enter into any agreement with a Governmental Entity with respect to the transactions contemplated by this Agreement, except with the prior written consent of either the Seller Representative or Buyer, as applicable.

(b) Each of the Company and the Sellers shall (both before and after the Closing) promptly furnish to Buyer all information required to be included in any application or other filing to be made pursuant to the rules and regulations of any Governmental Entity in connection with the applications or other filings to be made by Buyer as contemplated by this Agreement. The Seller Representative and Buyer shall each have the right to review in advance and, to the extent reasonably practicable and in a manner that protects attorney-client or attorney work product privilege, each will consult the other with regard to information relating to the other that appears in any filing made with, or written materials submitted to, any Governmental Entity in connection with the applications or other filings contemplated by this Agreement. Each of the Company, the Sellers and Buyer further agrees to furnish the other with copies of all material correspondence, filings and communications between it and any Governmental Entity in connection with the applications or other filings contemplated by this Agreement, other than personal (including financial) information and any attorney-client privileged materials filed therewith.

(c) Notwithstanding the foregoing or anything in this Agreement to the contrary, in no event shall Buyer or any of its Affiliates be required to (i) sell, license or otherwise dispose of, or hold separate or agree to sell, license or otherwise dispose of, any entities, assets or facilities of Buyer or any of its Affiliates (including the Company after the Closing) or agree to any limitation on its ability to acquire, hold, or operate the Company (either before or after the Closing), (ii) terminate, amend or assign existing relationships and contractual rights and obligations, (iii) amend, assign or terminate existing licenses or other agreements or enter into such new licenses or other agreements, (iv) otherwise take or commit to take any actions that before or after the Closing would limit Buyer’s or any of its or Affiliates’ (including the Company after the Closing) freedom of action with respect to, or its ability to retain, one or more of its or its Affiliates’ (including the Company after the Closing) businesses, product lines, licenses, operations, rights, assets or rights or interests therein, or Buyer’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the equity of the Company, (v) defend, contest or otherwise resist any administrative or judicial action or order, including any proceeding seeking a temporary restraining order or preliminary injunction, by any Governmental Entity or private party, challenging any of the transactions contemplated hereunder as violative of any antitrust Law, (vi) pay any sums or concede anything of value; or (vii) take any action as a result of any “second request” or any request for additional information and documentary material or other inquiry from any Governmental Entity that is, in the reasonable judgment of Buyer, reasonably likely to result, directly or indirectly, in Buyer or any of its Affiliates taking any action set forth in the foregoing subsections (i)—(vi). In addition, Buyer and its Affiliates shall be permitted to acquire any equity interest in, acquire all or substantially all of the assets of, merge, consolidate, enter into a share exchange or business combination with, or enter into any other similar transaction or series of transactions with, any Person, and the parties hereto agree that no such transaction shall be a breach of this Section 6.6(c). In the event Buyer makes the determination that it will decline to take any action or furnish additional information under this Section 6.6(c), then, in each case, Buyer shall promptly give written notice of the same to the Seller Representative (the “Buyer Notice”).

Section 6.7 No Solicitation of Other Bids.

(a) Neither the Company nor the Sellers shall, nor shall the Company or Sellers permit any directors, managers, officers, trustees, beneficiaries, employees, advisors, representatives or agents to, directly or indirectly, (i) discuss, negotiate, undertake, authorize, recommend, propose or enter into, either as the proposed surviving, merged, acquiring or acquired corporation, any transaction involving a merger, consolidation, business combination, purchase or disposition of any amount of the assets of the Company or any equity of the Company other than the transactions contemplated by this Agreement (an “Acquisition Transaction”), (ii) facilitate, encourage, solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of an Acquisition Transaction, (iii) furnish or cause to be furnished, to any Person or entity, any information concerning the business, operations, properties or assets of the Company in connection with an Acquisition Transaction, or (iv) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing.

(b) The Company and the Sellers shall immediately cease and cause to be terminated any existing discussions or negotiations with any persons or entities (other than Buyer) conducted heretofore with respect to any Acquisition Transaction. The Company and the Sellers agree not to release any third party from the confidentiality provisions of any agreement to which the Company is a party and which was entered into in connection with the consideration of an Acquisition Transaction.

(c) The Company and the Sellers shall promptly (and in any event within 48 hours of the occurrence of the relevant event) notify Buyer orally and in writing if any inquiries, proposals or requests for information concerning an Acquisition Transaction are received by the Company, the Sellers or any officers, directors, managers or employees of the Company. The written notice shall include the identity of the third party making such inquiry, proposal or request and the terms and conditions thereof.

Section 6.8 Notification of Certain Matters.

(a) From and after the date of this Agreement until the Closing, the Company and the Sellers shall promptly notify Buyer (i) if any representation or warranty made by the Company or the Sellers in this Agreement was, when made, or has subsequently become, untrue in any respect, (ii) of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which has caused or may reasonably be expected to cause any condition to the obligations of Buyer to effect the transactions contemplated by this Agreement not to be satisfied, or (iii) of the failure of the Company or the Sellers to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which may reasonably be expected to result in any condition to the obligations of any party hereto to effect the transactions contemplated hereby not to be satisfied.

(b) The delivery of any notice pursuant to this Section 6.8 shall not be deemed to modify the representations and warranties in Article III or Article IV for purposes of Article VII or Article IX; provided, however, that, notwithstanding the foregoing, the Company and the Sellers shall be entitled to update the Company Disclosure Schedule for Contracts required to be disclosed pursuant to Section 3.14 that are entered into between the date hereof and the Closing Date, to the extent such Contracts are entered into in accordance with Section 6.1, and the Company Disclosure Schedule shall be deemed to be amended by any such updates as of the Closing Date.

Section 6.9 Tax Matters.

(a) The parties intend for the purchase of the NewCo Units contemplated by this Agreement to be treated for Tax purposes as HoldCo selling, and Buyer acquiring, all of the Company’s assets, in exchange for the Estimated Adjusted Purchase Price (as adjusted pursuant to Section 2.6 and Article IX).

(b) The parties shall allocate the Estimated Adjusted Purchase Price among the assets of the Company in accordance with Section 1060 of the Code. A statement setting forth such allocation is attached as Schedule 6.9(b) (the “Purchase Price Allocation”). The parties shall report, act and file all Tax Returns in all respects and for all purposes consistent with the Purchase Price Allocation and this Section 6.9, and no party shall take any position (whether in audits, Tax Returns or otherwise) that is inconsistent with the Purchase Price Allocation or this Section 6.9 unless required to do so by applicable Law. If the Estimated Adjusted Purchase Price is adjusted in any manner as provided in this Agreement, the Purchase Price Allocation shall be adjusted as mutually agreed by the parties to reflect such adjustments to the consideration paid pursuant to this Agreement.

(c) The Seller Representative shall, at the Seller Representative’s expense, prepare or cause to be prepared all Tax Returns for the Company for all taxable periods ending on or prior to the Closing Date that are due after the Closing Date, including the final federal and state S corporation income Tax returns of the Company for the taxable period ending on the Closing Date. All such Tax Returns shall be prepared in a manner consistent with past practice of the Company, to the extent such past practice complies with applicable Law. No later than thirty (30) days prior to the due date (including extensions) for filing such Tax Returns, the Seller Representative shall deliver the Tax Returns described in this Section 6.9(c) to Buyer for its review and comment. The Seller Representative shall make all such changes as are reasonably requested by Buyer, and shall deliver the Tax Returns, completed as approved by Buyer and duly executed by an authorized Person, to Buyer no later than ten (10) days prior to the due date (including extensions) for filing such Tax Returns. To the extent required by applicable Law, Buyer or its Affiliate shall execute federal, state and local powers of attorney for the limited purpose of allowing the Seller Representative or other authorized person to execute such Tax Returns. Buyer or its Affiliate shall file or cause to be filed all such Tax Returns on or prior to the due date (including extensions) for filing such Tax Returns, and shall timely pay all Taxes due as reflected on such Tax Returns. The Seller Representative shall remit to Buyer, no later than five (5) days prior to the due date (including extensions) for filing such Tax Returns, the amount of any Taxes due as reflected on such Tax Returns to the extent such Taxes are not specifically reflected in the calculation of Taxes Payable. Not less than three (3) Business Days prior to the Closing Date, the Company shall prepare and deliver to Buyer, in addition to the good faith estimate required by Section 2.4(a)(i), a detailed itemization and description of any Taxes due or owed which the Company seek to include in the calculation of Taxes Payable.

(d) Buyer shall prepare or cause to be prepared and file or cause to be filed any Tax Returns of the Company for any Straddle Period (the “Straddle Returns”). All Straddle Returns shall be prepared in a manner consistent with past practices of the Company, to the extent such past practice complies with applicable Law. No later than thirty (30) days prior to the due date (including extensions) for filing the Straddle Returns, Buyer shall deliver the Straddle Returns to the Seller Representative for review and comment. Buyer shall make all changes with respect to Straddle Returns as are reasonably requested by the Seller Representative. Buyer shall file or cause to be filed the Straddle Returns on or prior to the due date (including extensions) for filing such Straddle Returns, and shall timely pay all Taxes due as reflected on such Straddle Returns. The Seller Representative shall remit to Buyer an amount equal to the Taxes due as reflected on such Straddle Returns, to the extent that such Taxes (i) are apportioned to the portion of the Straddle Period ending on the Closing Date and (ii) are not specifically reflected in the calculation of Taxes Payable, at least five (5) days prior to the due date (including extensions) for filing such Straddle Returns. In the case of any Straddle Period, (i) Taxes imposed on a periodic basis shall be apportioned between the portion of such Straddle Period ending on the Closing Date and the portion of such Straddle Period beginning after the Closing Date on a daily pro-rata basis, and (ii) all other Taxes shall be apportioned between the portion of such Straddle Period ending on the Closing Date and the portion of such Straddle Period beginning after the Closing Date on a closing of the books basis.

(e) No more than fifteen (15) days after Buyer or the Company receives written notice of any Tax contest, audit or other proceeding relating to the Company that relates to a taxable period ending on or before the Closing Date (each a “Pre-Closing Tax Contest”), Buyer will notify or cause the Company to notify the Seller Representative in writing of such Pre-Closing Tax Contest. The Seller Representative shall have the right to control the defense of such Pre-Closing Tax Contest; provided, that Buyer shall have the right to participate, at its own expense, in any Pre-Closing Tax Contest; provided, further, that the Seller Representative shall not settle or compromise any such Pre-Closing Tax Contest without Buyer’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed. If (i) the Seller Representative notifies Buyer that the Seller Representative will not control the defense of a Pre-Closing Tax Contest, or (ii) the Seller Representative fails to defend a Pre-Closing Tax Contest in a commercially reasonable manner, then Buyer shall have the right to control the defense of such Pre-Closing Tax Contest at the Seller Representative’s expense, in which event the Seller Representative agrees to fully cooperate with Buyer.

(f) Buyer, the Company and the Seller Representative shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the preparation and filing of Tax Returns pursuant to this Section 6.9 and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include signing any Tax Returns, amended Tax Returns, claims or other documents necessary to settle any Tax controversy, executing powers of attorney, retaining and (upon the other party’s request) providing records and information which are reasonably available and relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(g) The Company shall cause any Tax-sharing or similar agreements with respect to or involving the Company to be terminated as of the Closing Date, and after the Closing Date the Company shall not be bound thereby or have any liability thereunder.

(h) The Seller Representative shall be entitled to receive from Buyer or the Company all refunds of Taxes of the Company with respect to a taxable period or portion of a Straddle Period ending on or before the Closing Date to the extent such refund of Taxes is not included or reflected in the calculation of Taxes Payable. Promptly upon receipt of any refund of Taxes, and in no event later than five (5) days after receipt by Buyer or the Company or any of their Affiliates, Buyer will, and will cause the Company to deliver and pay over, by wire transfer of immediately available funds, such refund of Taxes to the Seller.

(i) The Seller Representative shall be liable for and shall pay in a timely manner all Transfer Taxes, regardless of the person on whom such Taxes are imposed by Law. The Seller Representative shall prepare and file any Tax Return required to be filed in connection with such Taxes and Buyer shall reasonably cooperate with the Seller Representative in connection with the preparation and filing of such Tax Return.

Section 6.10 Release. By executing and delivering this Agreement and effective upon the Closing, each Seller, on behalf of himself and each of his heirs, administrators, executors, trustees, beneficiaries, successors and assigns (the “Releasing Parties”), hereby releases, forever discharges and covenants not to sue the Company or any of its representatives, directors, officers, attorneys, agents, employees, Affiliates, successors and assigns (individually, a “Releasee” and collectively, “Releasees”) from and with respect to any and all claims, dues and demands, proceedings, causes of action, orders, obligations, contracts and agreements, debts and liabilities whatsoever, whether known or unknown, suspected or unsuspected, both at law and in equity, which the Releasing Parties now have, have ever had or may hereafter have against the respective Releasees to the extent arising contemporaneously with or prior to the Closing Date or on account of or arising out of any matter, cause or event occurring contemporaneously with or prior to the Closing Date; provided, however, that this release shall not apply to (i) any rights or claims of any Releasing Party explicitly set forth this Agreement or any other Transaction Document, (ii) any rights to indemnification or exculpation provided for in the Organizational Documents or otherwise in effect as of the date hereof, or claims with respect thereto, (iii) claims under any insurance policy of the Company, or (iv) any claims of the Seller for wages, bonuses and benefits earned prior to the Closing Date.

Section 6.11 Payoff Letters. The Company and the Sellers will promptly notify Buyer of any change in the ordinary course of repayment of Indebtedness. At least three (3) Business Days prior to the Closing Date, the Company shall deliver executed Payoff Letters from each holder of Closing Indebtedness.

Section 6.12 Restructuring. On or before the date hereof, Sellers (a) formed HoldCo and caused HoldCo to issue equity interests to each Seller in accordance with the Seller’s Unit Distribution Percentage, and (b) caused HoldCo to form a new Delaware limited liability company, TempAlert, LLC, a Delaware limited liability company (“NewCo”), and caused NewCo to issue the NewCo Units to HoldCo. Promptly following the date hereof, Sellers and HoldCo shall take all action necessary to (a) make a valid election on behalf of HoldCo to treat HoldCo as an “S Corporation” with the meaning of Sections 1361 and 1362 of the Code for federal and all applicable state income Tax purposes effective as of the date of the formation of HoldCo, (b) cause the Company to merge with and into NewCo, with NewCo surviving, and cause HoldCo to issue additional equity interests to each Seller in accordance with the Seller’s Unit Distribution Percentage, and cause all Options to be converted into interests in HoldCo or terminated (the steps described in this Section 6.12, collectively, the “Restructuring”). From and after the date hereof, Sellers and the Company shall give Buyer meaningful opportunity to review and comment on drafts of such documentation effecting the Restructuring prior to their finalization, execution and filing.

Article VII

CONDITIONS TO THE CLOSING

Section 7.1 Conditions to Obligations of Buyer. The obligations of Buyer to consummate the Closing shall be subject to the satisfaction (or waiver, in whole or in part, to the extent permitted by applicable Law, by Buyer at its sole discretion) at or prior to the Closing of each of the following conditions:

(a) Each of the representations and warranties of the Company and the Sellers contained in Article III and Article IV shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except that (i) the accuracy of representations and warranties that, by their terms, expressly speak as of a specific date other than the date of this Agreement will be determined as of such date, and (ii) the accuracy of representations and warranties that are qualified by, or subject to an exception for, materiality, Material Adverse Effect or similar qualification, shall be true and correct in all respects; provided, however, that the Company Fundamental Representations shall be true and correct in all respects in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except to the extent such representations and warranties expressly speak as of a specific date other than the date of this Agreement, in which case as of such date.

(b) Each of the Company and each Seller shall have duly performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it, in each case on or prior to the Closing Date.

(c) No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any Governmental Entity or other statute or Law (collectively, “Restraints”) shall be in effect, threatened in writing or pending restraining or preventing the consummation of the transactions contemplated by this Agreement or the other Transaction Documents; provided, however, that Buyer shall not have initiated such Restraint or taken any action in support of such Restraint.

(d) Any required approvals or applicable waivers from, or notice to be made to, any Governmental Entity shall have been obtained and made.

(e) Since the date hereof, no Material Adverse Effect shall have occurred and be continuing.

(f) The Company and Sellers shall have taken all action necessary to cause each Option to become an interest in HoldCo or terminated as of the Closing Date in each case in accordance with the terms of the Option Plan and the applicable option agreement between the Company and each Option Holder.

(g) The Company and Sellers shall have delivered the Payoff Letters in accordance with Section 6.11.

(h) The Sellers and the Company shall have taken all action necessary to effect the Restructuring pursuant to Section 6.12.

(i) The Company and Sellers shall have delivered all documents required to be delivered pursuant to Section 2.5(a).

Section 7.2 Conditions to Obligations of the Company and the Sellers. The obligations of the Company and the Sellers to effect the Closing shall be subject to the satisfaction (or waiver, in whole or in part, to the extent permitted by applicable Law, by the Seller Representative in its sole discretion) on and as of the Closing Date of each of the following conditions:

(a) Each of the representations and warranties of Buyer contained in Article V shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except that (i) the accuracy of representations and warranties that, by their terms, expressly speak as of a specific date other than the date of this Agreement will be determined as of such date, and (ii) the accuracy of representations and warranties that are qualified by, or subject to an exception for, materiality, material adverse effect or similar qualification, shall be true and correct in all respects; provided, however, that the Buyer Fundamental Representations shall be true and correct in all respects in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except to the extent such representations and warranties expressly speak as of a specific date other than the date of this Agreement, in which case as of such date.

(b) Buyer shall have duly performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Restraints shall be in effect, threatened in writing or pending restraining or preventing the consummation of the transactions contemplated by this Agreement or the other Transaction Documents; provided, however, that none of the Company or the Sellers shall have initiated such Restraint or taken any action in support of such Restraint.

(d) Any required approvals or applicable waivers from, or notice to be made to, any Governmental Entity shall have been obtained and made.

(e) Buyer shall have delivered all documents required to be delivered by Buyer pursuant to Section 2.5(b).

Section 7.3 Frustration of Closing Conditions. None of Buyer, the Company or the Sellers may rely, either as a basis for not consummating the transactions contemplated by this Agreement or terminating this Agreement and abandoning the transactions contemplated hereby, on the failure of any condition set forth in Section 7.1 or Section 7.2, as the case may be, to be satisfied if such failure was caused by such party’s breach of any provision of this Agreement.

Article VIII

TERMINATION

Section 8.1 Termination of Agreement. This Agreement may be terminated as follows:

(a) by mutual written consent of Buyer and the Seller Representative at any time prior to the Closing Date;

(b) by the written notice of Buyer or the Seller Representative to the other if the Closing shall not have occurred on or prior to ten (10) Business Days after the date of this Agreement (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

(c) by the written notice of the Seller Representative to Buyer if (i) there has been an inaccuracy in any of the representations and warranties of Buyer contained in Article V or Buyer shall have breached or failed to perform in any material respect its covenants or other agreements contained herein, which inaccuracy, breach or failure to perform would (if it occurred or was continuing as of the Closing Date) result in a failure of the conditions set forth in Section 7.2(a) or Section 7.2(b) to be satisfied and (ii) such inaccuracy, breach or failure to perform is not cured by Buyer within thirty (30) days after receipt of such notice to cure such inaccuracy, breach or failure to perform; provided, that the Seller Representative may not terminate this Agreement pursuant to this Section 8.1(c) if any of the Company or the Sellers is in material breach of any representation, warranty, covenant or other agreement contained herein;

(d) by the written notice of Buyer to the Seller Representative if (i) there has been an inaccuracy in any of the representations and warranties of the Company or the Sellers contained in Article III or Article IV or any of the Company or the Sellers shall have breached or failed to perform in any material respect its covenants or other agreements contained herein, which inaccuracy, breach or failure to perform would (if it occurred or was continuing as of the Closing Date) result in a failure of the conditions set forth in Section 7.1(a) or Section 7.1(b) to be satisfied and (ii) such inaccuracy, breach or failure to perform is not cured by the Company or the Sellers within thirty (30) days after receipt of such notice to cure such inaccuracy, breach or failure to perform; provided, that Buyer may not terminate this Agreement pursuant to this Section 8.1(d) if Buyer is itself in material breach of any representation, warranty, covenant or other agreement contained herein;

(e) by the written notice of Buyer to the Seller Representative if, after the date hereof, there has been a Material Adverse Effect;

(f) by the written notice of Buyer to the Seller Representative following delivery to the Company of a Buyer Notice; or

(g) by the written notice of Buyer or the Seller Representative to the other if there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or if any Restraint restraining or enjoining Buyer or the Company from consummating the transactions contemplated by this Agreement is entered; provided, however, that the right to terminate this Agreement under this Section 8.1(g) shall not be available to a party that initiated such Restraint or took any action in support of such Restraint.

Section 8.2 Effect of Termination. In the event of termination of this Agreement by a party hereto pursuant to Section 8.1 hereof, written notice thereof shall forthwith be given by the terminating party to the other parties hereto, and this Agreement shall thereupon terminate and become void and have no effect, and the transactions contemplated hereby shall be abandoned without further action by the parties hereto, except that the provisions of Section 6.3, Section 6.4, this Section 8.2, Article IX and Article X shall survive the termination of this

Agreement; provided, that such termination shall not relieve any party hereto of any Losses incurred or suffered by a party, to the extent such Losses were the result of the intentional and material breach by another party of any of its representations, warranties, covenants or other agreements set forth in this Agreement.

Article IX

INDEMNIFICATION

Section 9.1 Survival. The representations and warranties and covenants of the Company, the Sellers and the Buyer contained in Article III, Article IV, Article V, and Article VI, respectively, shall survive the Closing for a period of twelve (12) months following the Closing, except that (a) the representations and warranties of the Company contained in Section 3.13 (Taxes), Section 3.15 (Intellectual Property), Section 3.17 (Environmental Matters) and Section 3.22 (Product Liability) (the “SOL Representations”) shall survive until sixty (60) days after the expiration of the applicable statute of limitations, (b) the Company Fundamental Representations and the Buyer Fundamental Representations shall survive the Closing indefinitely, (c) the covenants and agreements contained herein which by their terms require performance in full prior to the Closing, and the indemnification obligations of the parties with respect thereto, shall survive the Closing for a period of twelve (12) months following the Closing, or for such other specified period as is explicitly set forth therein, and (d) the covenants and agreements contained herein which by their terms require performance after the Closing shall survive the Closing to the extent provided in their respective terms or, with respect to any such covenant which does not specify a term, for a period of six (6) years from the Closing Date. (clauses (a), (b), (c) and (d), together, the “Surviving Claims”). To the extent the ability to bring a claim within any of the foregoing survival periods is limited by Section 8106(c) of Title 10 of the Delaware Code, the survival period applicable to such claim will be limited to the maximum period permitted by such section. No claim for indemnification under this Article IX shall be brought after the Release Date, other than claims for indemnification in respect of Surviving Claims or claims for Losses resulting from willful fraud or intentional misrepresentation.

Section 9.2 Indemnification.

(a) The Sellers, subject to the terms and conditions set forth in this Article IX, shall indemnify and defend Buyer and its Affiliates (including following the Closing, the Company) and their respective managers, officers, directors, employees, agents, successors and assigns (the “Buyer Indemnified Parties”) against, and shall hold them harmless from, any and all costs, losses, damages, Liabilities, demands, actions or causes of action (including third party claims), charges, interest, judgments, sanctions, fines, penalties, settlements, and reasonable fees and expenses (including reasonable legal, accounting and investigation fees and expenses) in connection with any of the foregoing or similar damages incurred, sustained or suffered by them (collectively, “Losses”) related to, resulting from or arising out of:

(i) any breach of, or inaccuracy in, any of the representations or warranties of the Company or the Sellers contained in Article III or Article IV of this Agreement or the other Transaction Documents or any closing certificate delivered by the Company pursuant to this Agreement, in each case without giving effect to any qualifications as to materiality, Material Adverse Effect or similar qualifications contained in such representations and warranties;

(ii) the breach of any covenant, undertaking, agreement with Buyer or other obligation of the Company (to the extent occurring prior to the Closing) or the Sellers contained in this Agreement and the other Transaction Documents (other than the Non-Compete Agreements);

(iii) Taxes (or the non-payment thereof) of, or attributable to, (A) the Company for all taxable periods or portions thereof ending on or prior to the Closing Date, other than Taxes specifically reflected in the calculation of Taxes Payable, (B) any Person (other than the Company) for which the Company may be liable as a transferee or successor, by Contract or otherwise, and (C) the Restructuring;

(iv) the allocation or payment by (or the failure to allocate or make payments by) HoldCo of amounts paid to HoldCo by Buyer pursuant to this Agreement including in connection with the revision by the Company to the Options and the resulting (A) payment by HoldCo to any Option Holder or (B) termination by the Company of any or all Options held by an Option Holder; or

(v) any matters set forth in Section 9.2(a)(v) of the Company Disclosure Schedule.

(b) Buyer shall, subject to the limitations set forth in this Article IX, indemnify and defend each Seller and its successors and assigns (the “Seller Indemnified Parties”) against, and shall hold it harmless from, any and all Losses attributable to, resulting from or arising out of:

(i) any breach of, or inaccuracy in, any of the representations or warranties of Buyer contained in Article V of this Agreement or the other Transaction Documents or any closing certificate delivered by Buyer pursuant to this Agreement, in each case without giving effect to any qualifications as to materiality, material adverse effect or similar qualifications contained in such representations and warranties; or

(ii) the breach of any covenant, undertaking, agreement or other obligation of Buyer contained in this Agreement or the other Transaction Documents.

Section 9.3 Limitations on Indemnification.

(a) Basket Amount.

(i) Other than for Losses resulting from claims brought on the basis of willful fraud or intentional misrepresentation, none of the Buyer Indemnified Parties shall be entitled to indemnification for any Losses under Section 9.2(a)(i) unless and until the aggregate amount of such Losses suffered, sustained or incurred by all of the Buyer Indemnified Parties, collectively, under Section 9.2(a)(i) that would otherwise be indemnifiable exceeds $250,000 (the “Basket Amount”), in which case the obligations to provide indemnification to the applicable Buyer Indemnified Party shall be for the amount of all such Losses from the first dollar; provided, that such limitation shall not apply to Losses resulting from breaches of Company Fundamental Representations.

(ii) Other than for Losses resulting from claims brought on the basis of willful fraud or intentional misrepresentation, none of the Seller Indemnified Parties shall be entitled to indemnification for any Losses under Section 9.2(b)(i) unless and until the aggregate amount of such Losses suffered, sustained or incurred by all of the Seller Indemnified Parties, collectively, under Section 9.2(b)(i) that would otherwise be indemnifiable exceeds the Basket Amount, in which case the obligations to provide indemnification to the applicable Seller Indemnified Party shall be for the amount of all such Losses from the first dollar; provided, that such limitation shall not apply to Losses resulting from breaches of Buyer Fundamental Representations.

(b) Cap Amount.

(i) Other than for Losses resulting from claims brought on the basis of willful fraud or intentional misrepresentation or from breach of, or inaccuracy in, the Company Fundamental Representations, (A) the maximum aggregate liability of the Sellers to all Buyer Indemnified Parties collectively for any Losses under Section 9.2(a)(i), Section 9.2(a)(iii) (solely with respect to Taxes not in existence and effect as of the date of this Agreement) and Section 9.2(a)(v) shall not exceed the amount equal to 10% of the Aggregate Purchase Price (the “Cap”), and (B) the aggregate amount for which each Seller shall be liable pursuant to Section 9.2(a)(i), Section 9.2(a)(iii) (solely with respect to Taxes not in existence and effect as of the date of this Agreement) and Section 9.2(a)(v) shall not exceed an amount equal to (x) the Unit Distribution Percentage of such Seller multiplied by (y) the Cap.

(ii) Subject to Section 9.2(b)(i), other than for Losses resulting from claims brought on the basis of willful fraud or intentional misrepresentation, (A) the maximum aggregate liability of the Sellers to all Buyer Indemnified Parties collectively for any Losses under Section 9.2(a) shall not exceed the aggregate consideration received by the Sellers pursuant to Section 2.2, and (B) the aggregate amount for which each Seller shall be liable pursuant to Section 9.2(a) shall not exceed an amount equal to (x) the Unit Distribution Percentage of such Seller multiplied by (y) the aggregate consideration received by such Seller pursuant to Section 2.2.

(iii) Other than for Losses resulting from claims brought on the basis of willful fraud or intentional misrepresentation, (A) the maximum aggregate liability of Buyer to any Seller Indemnified Party for any Losses under Section 9.2(b)(i) shall not exceed the Cap, and (B) the aggregate amount for which Buyer shall be liable pursuant to Section 9.2(b) shall not exceed the aggregate consideration received by the Sellers pursuant to Section 2.3.

(c) Additional Limitations.

(i) The amount of any Losses suffered, sustained or incurred by any of the Buyer Indemnified Parties or the Seller Indemnified Parties (collectively, the “Indemnified Parties”) shall be reduced by the amount such Indemnified Parties actually recovered (after deducting all attorneys’ fees, expenses and other costs of recovery (including any deductible amount) and any resultant increase in insurance premiums of the Indemnified Party) from any insurer (excluding self-insurance or captive insurance) or other Person then liable for such Losses.

(ii) If any Indemnified Parties receive any amounts under insurance coverage or from any Person with respect to Losses sustained at any time subsequent to any payment to such Indemnified Parties pursuant to this Article IX, then such Indemnified Parties shall promptly reimburse the applicable parties providing indemnification (collectively, the “Indemnifying Parties”) (to an account designated by such Indemnifying Parties) for any payment made up to such amount received under insurance coverage with respect to such Losses (subject to the limitations set forth in subsection (i) above).

(iii) No claim for indemnification may be asserted under Section 9.2(a)(i) or Section 9.2(b)(i), as applicable, following the expiration of the applicable survival period, as provided in Section 9.1, of the representation or warranty that is the basis for such claim; provided, however, that if, at any time prior to the expiration of the applicable survival period, an Indemnified Party delivers to the Seller Representative or Buyer, as applicable, a written notice of an alleged inaccuracy or breach of any representation or warranty, then the claim asserted in such notice shall survive the applicable expiration date until such time as such claim is fully and finally resolved.

Section 9.4 Claim Procedure.

(a) Non-Third Party Claims. If a claim for Losses (a “Claim”) is to be made by any Indemnified Party that does not involve a third party, such Indemnified Party shall give written notice (a “Claim Notice”) to the Seller Representative if the Claim Notice is being given by a Buyer Indemnified Party and to Buyer if the Claim Notice is being given by an Seller Indemnified Party, in each case, within a reasonable time after such Indemnified Party becomes aware of any fact, condition or event giving rise to Losses for which indemnification may be sought under Section 9.2, which Claim Notice shall specify in reasonable detail, to the extent reasonably known and practicable at such time, the amount of the Claim and each individual item of Loss included in the amount so stated and the basis for indemnification. The failure of any Indemnified Party to give timely notice hereunder shall not affect such Indemnified Party’s rights to indemnification hereunder, except to the extent the applicable Indemnifying Parties are actually prejudiced by such delay or failure, in which case the amount of reimbursement to which the Indemnified Party is entitled shall be reduced by the amount, if any, by which the Indemnified Party’s Losses would have been less had such Claim Notice been timely given. If the applicable Indemnifying Parties notify the Indemnified Party that they do not dispute the Claim described in such Claim Notice or fail to respond within thirty (30) days following receipt of such Claim Notice, the Losses identified in the Claim Notice will be conclusively deemed a liability of the Indemnifying Party under Section 9.2(a) or Section 9.2(b), as applicable. If the applicable Indemnifying Parties dispute their liability with respect to such Claim or the estimated amount of such Losses pursuant to this Section 9.4 within thirty (30) days following receipt of such Claim Notice, the parties shall attempt in good faith to resolve such dispute; provided, that if such dispute has not been resolved within sixty (60) days following receipt of such Claim Notice, then the Indemnifying Parties and the Indemnified Parties may seek legal redress in accordance with Article X. In the event the parties seek legal redress, the prevailing party shall be entitled to recover from the other party its expenses (including reasonable attorney’s fees) incurred in connection with any such action. In the event the Seller Representative is such prevailing party such expenses shall be delivered to the Seller Representative to be held in escrow as part of the Seller Representative Amount in accordance with the terms of this Agreement.

(b) Third Party Claims.

(i) If any Indemnified Party receives notice of the assertion of any Claim or the commencement of any Action by a third party with respect to a matter subject to indemnity hereunder, notice thereof (a “Third Party Notice”) shall promptly be given to the Seller Representative if the Third Party Notice is being given by a Buyer Indemnified Party and to Buyer if the Third Party Notice is being given by a Seller Indemnified Party, which Third Party Notice shall specify in reasonable detail, to the extent reasonably known and practicable at such time, the amount of the Claim and each individual item of Loss included in the amount so stated and the basis for indemnification, and will include copies of all notices and documents (including court papers) served on or received by the Indemnified Party. The failure of any Indemnified Party to give timely notice hereunder shall not affect such Indemnified Party’s rights to indemnification hereunder, except to the extent such delay or failure actually prejudices the Indemnifying Parties’ ability to defend such Claim or Action, and the amount of reimbursement to which the Indemnified Party is entitled shall be reduced by the amount, if any, by which the Indemnified Party’s Losses would have been less had such Third Party Notice been timely delivered. After receipt of a Third Party Notice, the Indemnifying Parties shall have the right, but not the obligation, by providing written notice to the Indemnified Party, subject to Section 9.4(b)(iii), to (A) take control of the defense and investigation of such Claim or Action at the Indemnifying Party’s sole costs and expense, (B) employ and engage attorneys of its, his or her own choice (subject to the approval of the Indemnified Party, such approval not to be unreasonably withheld, conditioned or delayed) to handle and defend the same, at the Indemnifying Parties’ sole cost and expense, and (C) compromise or settle such claim, which compromise or settlement shall be made only with the written consent of the Indemnified Party; provided, that such consent will not be required if such settlement includes an unconditional release of the Indemnified Party and provides solely for payment of monetary damages for which the Indemnified Party will be indemnified in full under this Agreement.

(ii) In the event that the Indemnifying Party desires to defend the Indemnified Party against a Claim or Action, (A) the Indemnifying Party shall use its reasonable best efforts to defend diligently such Claim or Action, (B) the Indemnified Party, prior to the period in which the Indemnifying Party assumes the defense of such matter, may take such reasonable actions to preserve any and all rights with respect to such matter, without such actions being construed as a waiver of the Indemnified Party’s rights to defense and indemnification pursuant to this Agreement, but with such actions not being determinative of the amount of any Losses, and (C) the Indemnifying Party shall be deemed to have agreed that it shall indemnify the Indemnified Party for all Losses resulting from such Claim or Action pursuant to and subject to the conditions of this Article IX. The Indemnified Party shall cooperate in all reasonable respects, at the Indemnifying Parties’ request, with the Indemnifying Parties and their attorneys in the investigation, trial and defense of such Claim or Action and any appeal arising therefrom, including, if appropriate and related to such Claim or Action, in making any counterclaim against the third party claimant, or any cross complaint against any Person, in each case, at the expense of the Indemnifying Parties. The Indemnified Party may, at its own sole cost and expense, monitor and further participate in (but not control) the investigation, trial and defense of such Claim or Action and any appeal arising therefrom; provided, however, that if (A) the employment of counsel shall have been authorized in writing by the Indemnifying Parties in connection with the defense of such action or claim, (B) the Indemnifying Parties shall not have employed, or are prohibited under this Section 9.4 from employing, counsel in the defense of such action or claim, or (C) such Indemnified Party shall have reasonably concluded that a conflict or potential conflict exists between the Indemnified Party and the Indemnifying Parties or there may be defenses available to the Indemnified Party that are contrary to, or inconsistent with, those available to the Indemnifying Parties, then, in any such event, the fees and expenses of not more than one additional counsel for the Indemnified Party shall be borne by the Indemnifying Parties.

(iii) Notwithstanding the foregoing, if (A) the Indemnifying Parties elect not to assume such defense and investigation or do not acknowledge in writing within a reasonable period, but no later than ten (10) days, after receipt of the Third Party Notice their obligation to indemnify the Indemnified Party against any Losses arising from such Claim or Action, (B) fail to actively and diligently, with legal counsel reasonably acceptable to the Indemnified Party, conduct the defense of the action, (C) such Claim or Action seeks an injunction or other equitable remedies in respect of the Indemnified Party or its business or involves any Governmental Entity, (D) such Claim or Action is reasonably likely to result in liabilities that, taken with other then-existing claims under this Article IX, would not be fully indemnified hereunder, (E) the Indemnified Party has been advised by counsel that an actual or potential conflict exists between the Indemnified Party and the Indemnifying Parties in connection with the defense of the Claim or Action, (F) such Claim or Action seeks a finding or admission of a violation of Law or violation of the rights of any Person by the Indemnified Party or any of its Affiliates, or (G) such Claim or Action relates to any ongoing business of the Indemnified Party (which, in the case of Buyer, shall include the Company), then the Indemnified Party shall have the right, but not the obligation (upon delivering notice to such effect to the Indemnifying Parties) to retain separate counsel of its choosing, defend such Claim or Action and have the sole power to direct and control such defense (all at the cost and expense of the Indemnifying Parties); it being understood that the Indemnified Party’s right to indemnification for a Claim or Action shall not be adversely affected by assuming the defense of such Claim or Action.

(iv) The Indemnified Party and the Indemnifying Parties shall use commercially reasonable efforts to avoid production of confidential information (consistent with Law), and to cause all communications among employees, counsel and others representing any party to a Claim or Action to be made so as to preserve any applicable attorney-client or work-product privileges.

Section 9.5 Indemnification Payments. Any payment under this Article IX shall be treated as an adjustment to the purchase price for Tax purposes and shall be made by wire transfer of immediately available funds.

Section 9.6 Escrow Amount Release.

(a) Notwithstanding the foregoing provisions of this Article IX, and other than for Losses resulting from claims brought on the basis of willful fraud or intentional misrepresentation, in the event that any Buyer Indemnified Party has a Claim for indemnification against the Sellers pursuant to Article IX, the Buyer Indemnified Party shall recover the amount of such Claim from the Indemnity Escrow Fund, and if the Indemnity Escrow Fund is insufficient, such Buyer Indemnified Party may recover the amount of the deficiency from the Sellers individually, severally and not jointly (pro rata in accordance with each Seller’s applicable Unit Distribution Percentage.

(b) On the first Business Day that is twelve (12) months after the Closing Date (the “Release Date”), Buyer and the Seller Representative shall cause the Escrow Agent to pay to HoldCo any remaining portion of the Indemnity Escrow Fund (including any accrued interest thereon), less any amounts that are subject to pending claims made by any Buyer Indemnified Party under this Article IX prior to 11:59 p.m. on the Release Date. If any Claim made by any Buyer Indemnified Party under this Article IX is still pending as of the Release Date, the Escrow Agent, pursuant to the terms of the Escrow Agreement, will retain a portion of the Escrow Amount in an amount equal to the Losses identified in any unresolved notice delivered pursuant to the Escrow Agreement until such claim has been satisfied or otherwise resolved, at which point, Buyer and the Seller Representative shall jointly instruct the Escrow Agent to pay to HoldCo any remaining balance in the Indemnity Escrow Fund not used to satisfy the indemnification rights of the Buyer Indemnified Parties under this Article IX. The limitations on liability identified in Section 9.3(a) and Section 9.3(b) shall apply to any otherwise permitted Claim made by a Buyer Indemnified Party after the Release Date resulting from or arising out of any breach of, or inaccuracy in, any of the Surviving Claims.

Section 9.7 Exclusive Remedy. The parties acknowledge and agree that, following the Closing, (a) the indemnification obligations of the Sellers under this Article IX (including without the limitation the Cap on liability set forth in Section 9.3(b)(i) or Section 9.3(b)(ii) of this Agreement) and the remedies set forth herein shall constitute the sole and exclusive obligations of the Sellers and remedies of the Buyer Indemnified Parties, regardless of the theory or cause of action resulting in or giving rise to said obligation or liability, for any breach of or inaccuracy in any representation or warranty of the Company or the Sellers set forth in this Agreement, and any breach, non-fulfillment or default in the performance of any covenant or agreement of the Company or the Sellers set forth in this Agreement and (b) the indemnification obligations of Buyer under this Article IX (including without limitation the limits on liability set forth in Section 9.3(b)(ii) of this Agreement) and the remedies set forth herein shall constitute the sole and exclusive obligations of the Buyer and remedies of the Seller Indemnified Parties, regardless of the theory or cause of action resulting in or giving rise to said obligation or liability, for any breach of or inaccuracy in any representation or warranty of Buyer set forth in this Agreement, and any breach, non-fulfillment or default in the performance of any covenant or agreement of Buyer set forth in this Agreement; provided, however, that the limitations set forth in (a) and (b) above shall not apply to the remedies provided in Section 10.15, any Post-Closing Adjustment Amount, any claims brought on the basis of willful fraud or intentional misrepresentation or pursuing remedies as may be available to such party under applicable Law to enforce its indemnification rights in the event of any Indemnifying Party’s failure to comply with its indemnification obligations hereunder.

Article X

MISCELLANEOUS

Section 10.1 Assignment; Binding Effect. This Agreement and the other Transaction Documents and the rights hereunder and thereunder are not assignable by any party hereto unless such assignment is consented to in writing by all of the other parties hereto; provided, however, that Buyer shall have the right, without the consent of any other party, to assign its rights or delegate its responsibilities, liabilities and obligations under this Agreement to (a) any Affiliate of Buyer, provided, that Buyer shall remain liable for the performance of its obligations hereunder, (b) any purchaser of all or substantially all of the assets or stock of Buyer, (c) any purchaser of all or substantially all of the assets or stock of the Company, or (d) lenders to Buyer or any Affiliate of Buyer as security for borrowings, at any time whether prior to or following the Closing Date without consent. Subject to the preceding sentence, this Agreement and all the provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 10.2 Choice of Law. This Agreement shall be governed by and interpreted and enforced in accordance with the Laws of the State of Delaware, without giving effect to the conflicts of law principles thereof.

Section 10.3 Consent to Jurisdiction and Service of Process. ALL JUDICIAL PROCEEDINGS BROUGHT AGAINST THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR ANY OBLIGATIONS HEREUNDER, SHALL BE BROUGHT ANY FEDERAL OR STATE COURT OF COMPETENT JURISDICTION SITTING IN THE COUNTY OF HENNEPIN IN THE STATE OF MINNESOTA OR IN THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF MINNESOTA. BY EXECUTING AND DELIVERING THIS AGREEMENT, THE PARTIES, IRREVOCABLY (I) ACCEPT GENERALLY AND UNCONDITIONALLY THE EXCLUSIVE JURISDICTION AND VENUE OF THESE COURTS; (II) WAIVE ANY OBJECTIONS WHICH SUCH PARTY MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY OF THE AFORESAID ACTIONS OR PROCEEDINGS ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT BROUGHT IN THE COURTS REFERRED TO IN CLAUSE (I) ABOVE AND HEREBY FURTHER IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM; (III) AGREE THAT SERVICE OF ALL PROCESS IN ANY SUCH PROCEEDING IN ANY SUCH COURT MAY BE MADE BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO SUCH PARTY AT THEIR RESPECTIVE ADDRESSES PROVIDED IN ACCORDANCE WITH SECTION 10.4; AND (IV) AGREE THAT SERVICE AS PROVIDED IN CLAUSE (III) ABOVE IS SUFFICIENT TO CONFER PERSONAL JURISDICTION OVER SUCH PARTY IN ANY SUCH PROCEEDING IN ANY SUCH COURT, AND OTHERWISE CONSTITUTES EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT. THE PARTIES HERETO IRREVOCABLY WAIVE, AND AGREE TO CAUSE THEIR SUBSIDIARIES TO WAIVE, THE RIGHT TO TRIAL BY JURY IN ANY ACTION TO ENFORCE OR INTERPRET THE PROVISIONS OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 10.4 Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement to any party hereunder shall be in writing and deemed given upon (a) personal delivery, (b) confirmed delivery by a standard overnight carrier or when delivered by hand, (c) if sent by email, as of the date of confirmed delivery if delivered before 5:00 p.m., Central Time, on any Business Day or the next succeeding Business Day if confirmed delivery is after 5:00 p.m., Central Time, on any Business Day or during any non-Business Day, or (d) when mailed in the United States by certified or registered mail, postage prepaid, addressed at the following addresses (or at such other address for a party as shall be specified by notice given hereunder):

If to Buyer, to:

Digi International Inc.

11001 Bren Road East

Minnetonka, MN 55343

Attention: Dave Sampsell,

Telephone: (952) 912-3528

Email: dave.sampsell@digi.com

With copies to (which shall not constitute receipt of notice hereunder):

Dorsey & Whitney LLP

Suite 1500

50 South Sixth Street

Minneapolis, MN 55402

Attention: Jonathan A. Van Horn

Telephone: (612) 340-2600

Email: Van.Horn.Jonathan@dorsey.com

If to the Sellers or the Seller Representative, to:

Harry Schechter

19 Gordon Road

Needham, MA 02492

Telephone: (202) 615-3950

Email: hjs@schechter.net

With copies to (which shall not constitute receipt of notice hereunder):

Dentons US LLP

1221 Avenue of the Americas

New York, NY 10020

Attention: Stephan J. Mallenbaum

Telephone: (212) 768-5341

Email: stephan.mallenbaum@dentons.com

Dentons US LLP

1900 K St NW

Washington, DC 20006

Attention: Margaret Kavalaris

Telephone: (202) 408 - 6448

Email: margaret.kavalaris@dentons.com

Section 10.5 Headings. The headings contained in this Agreement are inserted for convenience only and shall not be considered in interpreting or construing any of the provisions contained in this Agreement.

Section 10.6 Fees and Expenses. Except as otherwise set forth in this Agreement or the other Transaction Documents, each party hereto will bear its own costs and expenses (including investment advisory and legal fees and expenses) incurred in connection with this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby, whether or not the Closing shall have occurred.

Section 10.7 Entire Agreement. This Agreement (including the exhibits and schedules hereto) and the other Transaction Documents together constitute the entire agreement among the parties hereto with respect to the subject matter of this Agreement and the other Transaction Documents and supersede all prior agreements and understandings between the parties with respect to such subject matter.

Section 10.8 Interpretation. When a reference is made to an Exhibit, Article, Section or Schedule, such reference shall be to an Exhibit, Article, Section or Schedule of or to this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “Agreement,” means this Agreement as amended or supplemented, together with all Exhibits and Schedules attached or incorporated by reference, and the words “hereof,” “herein,” “hereto,” “hereunder” and other words of similar import shall refer to this Agreement. The references to “$” shall be to United States dollars.

Section 10.9 Disclosure Schedules. The Company Disclosure Schedule is qualified in its entirety by reference to the specific provisions of this Agreement, and nothing therein is intended to broaden the scope of any representation or warranty contained in this Agreement. Any exception or qualification set forth on the Company Disclosure Schedule with respect to a particular representation, warranty or covenant contained in this Agreement shall be deemed to be an exception or qualification with respect to other applicable representations, warranties and covenants contained in this Agreement to the extent that it is reasonably apparent from the face of such disclosure that such disclosure is applicable thereto.

Section 10.10 Waiver and Amendment. Any of the provisions of this Agreement may be amended at any time by the mutual written agreement of Buyer and the Seller. No failure or delay of any party to exercise any right or remedy given such party under this Agreement or otherwise available to such party or to insist upon strict compliance by any other party with its obligations hereunder, and no custom or practice of the parties in variance with the terms hereof, shall constitute a waiver of any party’s right to demand exact compliance with the terms hereof, unless such waiver is set forth in writing and executed by such party.

Section 10.11 Counterparts; Facsimile Signatures. This Agreement may be executed in any number of counterparts, each of which when executed, shall be deemed to be an original and all of which together will be deemed to be one and the same instrument binding upon all of the parties hereto notwithstanding the fact that all parties are not signatory to the original or the same counterpart. For purposes of this Agreement, facsimile signatures and electronically delivered signatures shall be deemed originals.

Section 10.12 Third-Party Beneficiaries. Except as provided in Article IX, (a) Buyer, on the one hand, and the Company and the Sellers, on the other hand, hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and (b) this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

Section 10.13 Further Assurances. Subject to the terms and conditions of this Agreement, each party shall prepare, execute and deliver, at the preparer’s expense, such further instruments and shall use commercially reasonable efforts to take or cause to be taken such other further action, as any party shall reasonably request of any other party at any time or from time to time in order to consummate, in any other manner, the terms and provisions of this Agreement.

Section 10.14 Severability. If any provision of this Agreement or the application of any such provision to any person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

Section 10.15 Specific Performance. The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement and any other agreement or instrument executed in connection herewith or contemplated hereby, and the parties agree that specific performance is the remedy intended by the parties for any such breaches or threatened breaches. The parties agree that they shall not object to, or take any position inconsistent with respect to, whether in a court of law or otherwise, the appropriateness of specific performance as a remedy for breaching this agreement. The parties further agree that (a) by seeking the remedies provided for in this Section 10.15, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement, including monetary damages and (b) the commencement of any Action pursuant to this Section 10.15 or anything contained in this Section 10.15 shall not restrict or limit any other remedies under this Agreement that may be available then or thereafter.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed the day and year first above written.

DIGI INTERNATIONAL INC.

By:	/s/ Ron Konezny
Name: Ron Konezny
Title: President and CEO

SCHECHTER TECH LLC (d/b/a TEMPALERT, LLC)

By:	/s/ Harry Schechter
Name: Harry Schechter
Title: Manager

SELLERS:

/s/ Harry Schechter
Harry Schechter

/s/ Jeremy Macdonald
Jeremy Macdonald

SELLER REPRESENTATIVE:

/s/ Harry Schechter
Harry Schechter

ACKNOWLEDGE AND AGREED:

SCHECHTER TECH HOLDCO, LLC

By:	/s/ Harry Schechter
Name: Harry Schechter
Title: Manager

[Signature Page to Equity Purchase Agreement]